2023

ANNUAL REPORT

SINCE 1896



PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES



PEOPLES FINANCIAL CORPORATION

To Our Shareholders:

In the 128 years since our founding, The Peoples Bank and its holding company, Peoples Financial Corporation have remained committed to the Mississippi Gulf Coast. We proudly stand as a local, community bank serving the financial needs of our friends and neighbors here in South Mississippi.

I am pleased to report on the results of 2023.

Net income for the year ended December 31, 2023 was $9,166,000 compared to net income of $8,941,000 for the year ended December 31, 2022.

During the fourth quarter of 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. Prior to that time, the Company had recorded a valuation allowance against its net deferred tax asset. As of December 31, 2022, the Company no longer has a net operating loss carryforward and its expectations of future taxable income indicate that reversal of a portion of the valuation allowance was appropriate. Accordingly, a net income tax benefit of approximately $2.4 million was recorded in the fourth quarter of 2022 and net income tax expense of $2.1 million for 2023 was appropriate.

Improving asset quality has been a primary goal of the company since the 2008 recession. During 2023, we achieved several important milestones:

- Nonaccrual loans have been reduced from their high of $57,500,000 in 2011 to $213,000 at December 31, 2023.

- Other real estate was reduced from $9,900,000 in 2015 to $0 at December 31, 2023. This is the lowest our other real estate has ever been in our Bank's history.

Our management team continues to implement our strategic plan. Our key objectives of the plan include improving financial results and maximizing shareholder value over the long-term. These efforts included:

- Pursuing strategies to increase outstanding loans by seeking opportunities in new markets in our trade area and out of area and seeking participations with similar financial institutions.

- Continue to focus on those efforts that result in reduction of past due loans, nonaccruals, and other real estate.

- Improving the efficiency ratio to the average efficiency ratio of the bank's composite PEER group over the next ten years. Strategies will include promoting technology to enhance operational effectiveness and product offerings, continued evaluation of opportunities to increase non-interest income and reduce non-interest expense and evaluation of existing branch footprint. This long-term goal was accomplished in just two years.

- Increasing annual earnings to a return on average assets of 1.00% within three years. Strategies emphasized achieving sustained earnings. This has been accomplished since 2021.

- Providing increased semi-annual dividends to our shareholders of approximately 30% based on a consistent payout of sustained profits.

- Continue a stock repurchase program but not to exceed $1,000,000 annually or approximately 63,000 shares.

- Implementing an enhanced succession strategy for key/senior management positions. The recent retirement of several senior managers has provided an opportunity for promotions for other officers as well as potential for new strategies within those areas.

- The renovations on our asset management and trust department are complete which will allow us to place more emphasis on wealth management. The first step in this process was taken by the acquisition of Trustmark's corporate trust business.

Throughout our 128-year history, we have upheld our vision of serving those in our Mississippi Gulf Coast community. These many years have seen challenges, including hurricanes, depressions, recessions, oil spills, pandemics and other disasters, that have impacted our friends and neighbors. One constant throughout has been the strength and stability of The Peoples Bank which comes from our strong capital foundation. This is the foundation that makes your long-term investment in our Company safe through tumultuous times. We thank our shareholders, employees, directors and customers for being part of that mission here in our home, in South Mississippi.

Sincerely yours,

Chevis C. Swetman
Chairman, President and Chief Executive Officer

Enclosure (1) End of year financial highlights

PERFORMANCE SNAPSHOT

(In thousands, except per share figures)

EARNINGS SUMMARY

		Year Ended December 31,			
	2023		**2022**		**2021**
Net interest income...	$ 26,474	$	21,550	$	19,462
Non-interest income	6,894		6,895		6,470
Non-interest expense	22,353		21,855		22,622
Net income	9,166		8,941		8,911
Earnings per share	$ 1.96	$	1.91	$	1.84

PERFORMANCE RATIOS

December 31,	**2023**	**2022**	**2021**
Return on average assets...	1.10%	1.06%	1.15%
Return on average equity...	14.73%	12.17%	9.55%
Net interest margin	3.29%	2.64%	2.74%
Efficiency ratio...	67%	77%	72%

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. The following presents Management's discussion and analysis of the consolidated financial condition and results of operations of the Company and its consolidated subsidiaries for the years ended December 31, 2023, 2022 and 2021. These comments highlight the significant events for these years and should be considered in combination with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

FORWARD-LOOKING INFORMATION

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure which protects the companies from unwarranted litigation if actual results are different from management expectations. This report contains forward-looking statements and reflects industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. Such factors and uncertainties include, but are not limited to: changes in interest rates and market prices, changes in local economic and business conditions, increased competition for deposits and loans, changes in the availability of funds resulting from reduced liquidity, changes in statutes, government regulations or regulatory policies or practices in general and specifically as a result of the COVID-19 pandemic and acts of terrorism, weather or other events beyond the Company's control.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued new accounting standards updates in 2023, which are disclosed in Note A to the Consolidated Financial Statements. The Company does not expect that the update discussed in the Notes will have a material impact on its financial position, results of operations or cash flows. Further disclosure relating to this and other updates is included in Note A.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Certain critical accounting policies affect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Investments

Investments which are classified as available for sale are stated at fair value. The determination of the fair value of securities may require Management to develop estimates and assumptions regarding the amount and timing of cash flows. On January 1, 2023 the Company adopted the Accounting Standards Codification ("ASC") 326, "Financial Instruments – Credit Losses", more commonly referred to as CECL which requires an assessment of the Company's available for sale and held to maturity debt securities for expected credit losses.

Allowance for credit losses on loans and leases and unfunded lending commitments

On January 1, 2023 the Company adopted Accounting Standards Codification ("ASC") 326, "Financial Instruments – Credit Losses", more commonly referred to as CECL. Under CECL, the allowance for credit losses (ACL) is a valuation account, measured as the difference between the Bank's amortized cost basis and the net amount expected to be collected on the financial assets (i.e., lifetime credit losses).

The CECL methodology described in FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326), applies to financial assets measured at amortized cost, and off-balance-sheet credit exposures (collectively, financial assets).

In general, the Bank uses a broad range of data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of financial assets.

CECL requires the Bank to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risk characteristics exist. The Bank has determined that Call Report categories will be utilized, and Management will maintain the option to further segment the portfolio if we deem it beneficial to the analysis.

Estimating an appropriate ACL involves a high degree of Management judgment. As such, it is Management's responsibility to record the Bank's best estimate of expected credit losses and provide it to the Board of Directors.

The analysis is prepared and reported to the Board of Directors on a quarterly basis. The option and decision to prepare the analysis more frequently will remain with Management.

The Company's most critical accounting policy relates to its allowance for credit losses on loans and leases and unfunded lending commitments, which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The allowance for credit losses on loans and leases and unfunded lending commitments is established and maintained at an amount sufficient to absorb losses on loans and leases held for investment. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the allowance for credit losses on loans and leases and unfunded commitments.

Management believes that the allowance for credit losses on loans and unfunded lending commitments is adequate and appropriate for all periods presented in these financial statements. All credit relationships with an outstanding balance of $100,000 or greater that are included in Management's loan watch list are individually reviewed for credit losses.

Other Real Estate

Other real estate ("ORE") includes real estate acquired through foreclosure. Each other real estate property is carried at fair value, less estimated costs to sell. Fair value is principally based on appraisals performed by third-party valuation specialists. If Management determines that the fair value of a property has decreased subsequent to foreclosure, the Company records a write-down which is included in non-interest expense.

Employee Benefit Plans

Employee benefit plan liabilities and pension costs are determined utilizing actuarially determined present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods and the rate of compensation increases.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the provision for credit losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in the consolidated statement of condition. The Company must also assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent Management believes that recovery is not likely, the Company must establish a valuation allowance. Significant Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. To the extent the Company establishes a valuation allowance or adjusts this allowance in a period, the Company must include an expense or a benefit within the tax provisions in the consolidated statement of income.

GAAP Reconciliation and Explanation

This report contains non-GAAP financial measures determined by methods other than in accordance with GAAP. Such non-GAAP financial measures include taxable equivalent interest income and taxable equivalent net interest income. Management uses these non-GAAP financial measures because it believes they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. A reconciliation of these operating performance measures to GAAP performance measures for the years ended December 31, 2023, 2022 and 2021 is included below.

RECONCILIATION OF NON-GAAP PERFORMANCE MEASURES

(in thousands)

Years Ended December 31,		2023		2022		2021
Interest income reconciliation:						
Interest income – taxable equivalent	$	32,872	$	23,960	$	20,531
Taxable equivalent adjustment		(243)		(252)		(239)
Interest income (GAAP)	$	32,629	$	23,708	$	20,292
Net interest income reconciliation:						
Net interest income – taxable equivalent	$	26,717	$	21,802	$	19,701
Taxable equivalent adjustment		(243)		(252)		(239)
Net interest income (GAAP)	$	26,474	$	21,550	$	19,462

OVERVIEW

The Company is a community bank serving the financial and trust needs of its customers in our trade area, which is defined as those portions of Mississippi, Louisiana and Alabama which are within a fifty mile radius of the Waveland, Wiggins and Gautier branches, the bank subsidiary's three most outlying locations. Maintaining a strong core deposit base and providing commercial and real estate lending in our trade area are the traditional focuses of the Company. Growth has largely been achieved through de novo branching activity, and it is expected that these strategies will continue to be emphasized in the future.

Concerns about inflation and its potential impact on the economy and individual households are among the issues being considered by the Federal Reserve. Raising the Federal funds rate has been a strategy pursued in 2023 and 2022 to address this issue. The Federal Reserve has raised interest rates a total of 100 basis points during 2023 and 425 basis points during 2022 in an effort to promote maximum employment, keep prices stable and have moderate long-term interest rates.

Assisting our customers during the pandemic was a priority. The Company granted modifications by extending payments 90 days or allowing interest only payments to certain customers as a result of the economic challenges of business closures and unemployment resulting from COVID-19. We also actively participated in the Paycheck Protection Program ("PPP"), a specific stimulus resource designed to provide assistance to small businesses. The Company recorded loan fees associated with the PPP loan program in the amount of approximately $125,000 in 2022 and $958,000 in 2021.

The Company reported net income of $9,166,000 for 2023 compared with net income of $8,941,000 for 2022 and $8,911,000 for 2021, respectively. Results in 2023 included an increase in net interest income, a decrease in the allowance for credit losses, which were partially offset by an increase in non-interest expense, and the recording of tax expense. Results in 2022 included an increase in net interest income, an increase in the allowance for loans losses which were partially offset by an increase in non-interest income, a decrease in non-interest expense, and the recording of a large tax benefit as compared with 2021.

Managing the net interest margin is a key component of the Company's earnings strategy. During 2022, the Federal Reserve increased rates by 425 basis points and increased again 50 basis points in the first quarter of 2023, 25 basis points in the second quarter of 2023 and another 25 basis points in the third quarter of 2023 in an effort to slow inflation. As a result, net interest income increased $4,924,000 in 2023 as compared with 2022. This increase was attributable to higher interest income on securities, overnight fed funds and loans somewhat offset by a higher cost of funds. As a result, total interest income increased $8,921,000 in 2023 as compared with 2022. The increase in rates increased total interest expense $3,997,000 in 2023 as compared with 2022.

Monitoring asset quality, estimating potential losses in our loan portfolio and addressing non-performing loans continue to be a major focus of the Company. A reduction of the provision for the allowance for credit losses of $272,000 was recorded in 2023 compared to a provision in the allowance for loan losses of $80,000 in 2022. On June 30, 2023, following a foreclosure, a large loan was charged off in the amount of $186,000 and the related property was moved into other real estate. This increased the Bank's other real estate balance to $952,000. In October 2023, funds were received to settle the sale of one property in other real estate reducing the balance to $1. An increase in the allowance for loan losses of $80,000 was recorded in 2022 as compared to a reduction in the allowance for loan losses of $5,663,000 in 2021. The reduction during 2021 was the result of a large recovery of previously charged-off principal. The Company is working diligently to address and reduce its non-performing assets. The Company's nonaccrual loans totaled $213,000 and $1,441,000 at December 31, 2023 and 2022, respectively. Most of these loans are collateral-dependent, and the Company has rigorously evaluated the value of its collateral to determine potential losses.

Non-interest income decreased $1,000 in 2023 as compared with 2022 results and increased $425,000 in 2022 as compared with 2021 results. The decrease in 2023 was primarily the result of a decrease in service charge and other income offset mostly by an increase in trust income related to the recent acquisition. The increase in 2022 was primarily the result of an increase in other income and an increase in trust income related to the recent acquisition.

Non-interest expenses increased $498,000 in 2023 as compared with 2022 and decreased $767,000 in 2022 as compared with 2021. The increase in 2023 was primarily due to higher net occupancy, legal, accounting, compliance and trust expenses. The decrease in 2022 was primarily due to a partial recovery in other expense related to a settlement of a lawsuit from 2021. The increase in other expense in 2021 was primarily due to the settlement of a lawsuit for $1,125,000 and other legal and consulting costs associated with the contested 2021 annual shareholders' meeting.

Total assets at December 31, 2023 decreased $63,901,000 as compared with December 31, 2022. Total deposits decreased $97,290,000 primarily as several large public fund account balances decreased due to placement with other financial institutions. This decrease in deposits caused a decrease in net securities of $54,997,000. The decrease in net securities was also affected by unrealized losses on available for sale securities. In order to remain liquid as securities have matured the funds have been placed in cash and due from banks to reduce borrowings. This decrease in deposits resulted in a decrease in cash and due from banks of $10,042,000 while loans increased $461,000.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the amount by which interest income on loans, investments and other interest-earning assets exceeds interest expense on deposits and other borrowed funds, is the single largest component of the Company's income. Management's objective is to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risk. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities combined with changes in market rates of interest directly affect net interest income.

2023 as compared with 2022

The Company's average interest-earning assets decreased approximately $15,788,000, or 1.91%, from approximately $827,136,000 for 2022 to approximately $811,348,000 for 2023. Average taxable held to maturity securities increased approximately $65,114,000, average nontaxable held to maturity securities decreased approximately $1,335,000 and average taxable available for sale securities decreased approximately $61,187,000 as investment maturities and calls exceeded purchases of these securities. Average fed funds sold decreased approximately $15,961,000. These decreases were caused by the decrease in savings and interest-bearing DDA balances during the same period due to the runoff of several large public fund depositors. Average loans decreased approximately $1,612,000 as principal payments, paydowns, maturities, and charge-offs on existing loans exceeded new loans. The decrease in average loans and the decrease in average deposits, as discussed below, caused less new purchases in investments in securities and an increase in borrowed funds. The average yield on interest-earning assets was 4.05% for 2023 compared with 2.90% for 2022. The yield on average investment securities increased as a result of the increase in prime rate during 2023 as discussed in the Overview.

Average interest-bearing liabilities increased approximately $381,000, or 0.06%, from approximately $609,334,000 for 2022 to approximately $609,715,000 for 2023. Average savings and interest-bearing DDA balances increased approximately $39,464,000 primarily as several large public fund customers maintained higher balances throughout the year with the bank subsidiary prior to withdrawing funds. The average rate paid on interest-bearing liabilities increased from 0.35% for 2022 to 1.01% for 2023. This increase was the result of increased rates in 2022 and 2023.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 2.64% for 2022 as compared with 3.29% for 2023.

2022 as compared with 2021

The Company's average interest-earning assets increased approximately $106,912,000, or 15%, from approximately $720,224,000 for 2021 to approximately $827,136,000 for 2022. Average taxable held to maturity securities increased approximately $33,831,000, average nontaxable held to maturity securities increased approximately $4,941,000 and average taxable available for sale securities increased approximately $107,166,000 as investment purchases exceeded maturities, sales and calls of these securities. Average loans decreased approximately $27,744,000 as principal payments, paydowns, maturities, and charge-offs on existing loans exceeded new loans. Funds available from the decrease in average loans and the increase in average deposits were used to increase the investment in securities. The average yield on interest-earning assets was 2.90% for 2022 compared with 2.85% for 2021. The yield on average investment securities increased as a result of the increase in prime rate during 2022 as discussed in the Overview.

Average interest-bearing liabilities increased approximately $127,566,000, or 26%, from approximately $481,768,000 for 2021 to approximately $609,334,000 for 2022. Average savings and interest-bearing DDA balances increased approximately $120,123,000 primarily as several large public fund customers maintained higher balances with the bank subsidiary and some of the PPP loan proceeds were deposited and maintained in customers' accounts. The average rate paid on interest-bearing liabilities increased from 0.17% for 2021 to 0.35% for 2022. This increase was the result of increased rates in 2022.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 2.74% for 2021 as compared with 2.64% for 2022.

The tables below analyze the changes in tax-equivalent net interest income for the years ended December 31, 2023, 2022 and 2021.

ANALYSIS OF AVERAGE BALANCES, INTEREST EARNED/PAID AND YIELD

(in thousands)

	2023			2022			2021		
	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate
Loans (1)(2)	$ 234,189	$ 12,945	5.53%	$ 235,801	$ 11,135	4.72%	$ 263,545	$ 12,592	4.78%
Balances due from depository institutions	33,230	1,608	4.84%	49,191	408	0.83%	64,415	95	0.15%
Held to maturity:									
Taxable	170,161	5,793	3.40%	105,047	2,713	2.58%	66,216	1,702	2.57%
Non taxable (3)	36,222	1,036	2.86%	37,557	1,050	2.79%	32,616	952	2.92%
Available for sale:									
Taxable	331,458	11,250	3.39%	392,645	8,482	2.16%	285,479	5,004	1.75%
Non taxable (3)	3,873	118	3.04%	4,740	145	3.07%	5,802	178	3.07%
Other	2,215	122	5.51%	2,155	27	1.25%	2,151	8	0.37%
Total	$ 811,348	$ 32,872	4.05%	$ 827,136	$ 23,960	2.90%	$ 720,224	$ 20,531	2.85%
Savings and interest-bearing DDA	$ 566,737	$ 5,507	0.97%	$ 527,273	$ 1,636	0.31%	$ 407,150	$ 525	0.13%
Time deposits	35,596	239	0.67%	78,392	349	0.45%	73,399	281	0.37%
Borrowings from FHLB	7,382	409	5.54%	3,669	173	4.72%	1,219	24	1.97%
Total	$ 609,715	$ 6,155	1.01%	$ 609,334	$ 2,158	0.35%	$ 481,768	$ 830	0.17%
Net tax-equivalent spread			3.04%			2.55%			2.68%
Net tax-equivalent margin on earning assets			3.29%			2.64%			2.74%

---

(1) Loan fees of $397, $659 and $1,444 for 2023, 2022 and 2021, respectively, are included in these figures. Of the loan fees recognized in 2023, 2022 and 2021, $0, $125 and $958, respectively, were related to PPP loans.

(2) Includes nonaccrual loans.

(3) All interest earned is reported on a taxable equivalent basis using a tax rate of 21% in 2023, 2022 and 2021. See disclosure of Non-GAAP financial measures on page 3.

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

(in thousands)

	Volume		Rate		Rate/Volume		Total	
	For the Year Ended December 31, 2023 Compared With December 31, 2022							
Interest earned on:								
Loans	$	(76)	$	1,899	$	(13)	$	1,810
Balances due from depository institutions		(132)		1,972		(640)		1,200
Held to maturity securities:								
Taxable		1,682		863		535		3,080
Non taxable		(37)		24		(1)		(14)
Available for sale securities:								
Taxable		(1,322)		4,845		(755)		2,768
Non taxable		(26)		(1)		–		(27)
Other		1		91		3		95
Total	$	90	$	9,693	$	(871)	$	8,912
Interest paid on:								
Savings and interest-bearing DDA	$	122	$	3,488	$	261	$	3,871
Time deposits		(191)		178		(97)		(110)
Borrowings from FHLB		175		30		31		236
Total	$	106	$	3,696	$	195	$	3,997

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

(in thousands)

	Volume		Rate		Rate/Volume		Total	
	For the Year Ended December 31, 2022 Compared With December 31, 2021							
Interest earned on:								
Loans	$	(1,326)	$	(147)	$	16	$	(1,457)
Balances due from depository institutions		(22)		439		(104)		313
Held to maturity securities:								
Taxable		998		8		5		1,011
Non taxable		144		(41)		(6)		97
Available for sale securities:								
Taxable		1,878		1,163		438		3,479
Non taxable		(33)		–		–		(33)
Other		–		19		–		19
Total	$	1,639	$	1,441	$	349	$	3,429
Interest paid on:								
Savings and interest-bearing DDA	$	155	$	738	$	218	$	1,111
Time deposits		19		46		3		68
Borrowings from FHLB		48		33		68		149
Total	$	222	$	817	$	289	$	1,328

Provision for Credit Losses

In the normal course of business, the Company assumes risk in extending credit to its customers. This credit risk is managed through compliance with the loan policy, which is approved by the Board of Directors. The policy establishes guidelines relating to underwriting standards, including but not limited to financial analysis, collateral valuation, lending limits, pricing considerations and loan grading. The Company's Loan Review and Special Assets Departments play key roles in monitoring the loan portfolio and managing problem loans. New loans and, on a periodic basis, existing loans are reviewed to evaluate compliance with the loan policy. Loan delinquencies and deposit overdrafts are closely monitored in order to identify developing problems as early as possible. Lenders experienced in workout scenarios consult with loan officers and customers to address non-performing loans. A watch list of credits which pose a potential loss to the Company is prepared based on the loan grading system. This list forms the foundation of the Company's allowance for credit loss on loans computation.

Management relies on its guidelines and existing methodology to monitor the performance of its loan portfolio and identify and estimate potential losses based on the best available information. The potential effect of declines in real estate values and actual losses incurred by the Company were key factors in our analysis. Much of the Company's loan portfolio is secured by real estate requiring careful consideration of real estate changes in value to properly monitor risk.

The Company has adopted the CECL (Current Expected Credit Losses) methodology for estimating allowances for credit losses effective January 1, 2023. Under CECL, the allowance for credit losses (ACL) is a valuation account, measured as the difference between the Bank's amortized cost basis and the net amount expected to be collected on the financial assets (i.e., lifetime credit losses). The CECL methodology described in FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326), applies to financial assets measured at amortized cost, and off-balance-sheet credit exposures (collectively, financial assets) including: financing receivables such as loans held for investment, held to maturity debt securities, off-balance-sheet credit exposures (unfunded commitments) including off-balance sheet loan commitments; standby letters of credit; and other similar instruments.

In general, the Bank uses a broad range of data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of financial assets. The following represents an overview of key factors regarding CECL: CECL requires the Bank to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risk characteristics exist. The Bank has determined that Call Report categories will be utilized, and Management will maintain the option to further segment the portfolio if we deem it beneficial to the analysis.

As stated above, CECL also applies to held to maturity debt securities since they are carried at amortized cost and are within the scope of the standard. Therefore, it is the responsibility of management to establish any required allowances for credit losses on the Bank's held to maturity debt securities as of the date the Bank adopts CECL and to maintain such allowances thereafter. Because CECL requires the Bank to measure expected credit losses on a collective or pool basis when similar risk characteristics exist, held to maturity debt securities that share similar risk characteristics are collectively assessed for credit losses.

Estimating an appropriate ACL involves a high degree of management judgment. As such, it is Management's responsibility to record the Bank's best estimate of expected credit losses and provide it to the Board of Directors. The analysis is prepared and reported to the Board of Directors on a quarterly basis. The option and decision to prepare the analysis more frequently will remain with management.

Estimation Methods for Expected Credit Losses – Accounting Standards Codification ("ASC") 326, "Financial Instruments – Credit Losses," does not require the use of a specific loss estimation method for purposes of determining ACLs. Various methods may be used to estimate the expected collectability of financial assets, with those methods generally applied consistently overtime. The same loss estimation method does not need to be applied to all financial assets. Loss-rate methods can involve a variety of approaches, and Management incorporates the methods below:

Open Pool or Snapshot Method

The starting point for the calculation consists of assets that are outstanding at the end of a given time frame and are made up of assets that were originated in various years. Additional assets may be added to pools of loans under an open pool method.

Weighted Average Remaining Maturity (WARM) Method

A loss-rate method that estimates expected credit losses over the remaining life of the financial assets and uses a weighted average of the assets' contractual terms to estimate the pool's remaining contractual term. The WARM method uses average annual net charge-off rates and the amortization adjusted remaining life considering prepayments plus qualitative adjustments to estimate the ACLs.

Qualitative Factor Adjustments

The estimation of ACLs is to reflect consideration of all significant factors relevant to the expected collectability of the Bank's financial assets as of the reporting date. Management begins their expected credit loss estimation process by determining the Bank's historical loss information.

Management is to consider the need to qualitatively adjust expected credit loss estimates for information not already captured in the loss estimation process. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses.

Historical loss experience generally provides a quantitative starting point for Management's estimate of expected credit losses. Consistent with FASB ASU Topic 326, Management must consider relevant qualitative factors that may cause the CECL estimate of the financial asset portfolio as of the evaluation date to differ from the historical loss experience.

Management is to consider the qualitative factors that are relevant to the Bank as of the reporting date, which may include but are not limited to the:

1. Nature and volume of the Bank's financial assets.
2. Existence, growth, and effect of any concentrations of credit.
3. Volume and severity of past due financial assets, the volume of nonaccrual assets, and the volume and severity of adversely classified or graded assets. Adversely classified or graded loans are loans rated "substandard" (or its equivalent) or worse under the institution's loan classification system.
4. Value of the underlying collateral for loans that are not collateral dependent.
5. Bank's lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries.
6. Quality of the Bank's credit review function.
7. Experience, ability, and depth of the Bank's lending, investment, collection, and other relevant management and staff.
8. Effect of other external factors such as the regulatory, legal, and technological environments, competition, and events such as natural disasters.
9. Actual and expected changes in international, national, regional, and local economic and business conditions and developments in which the institution operates that affect the collectability of financial assets. Changes in economic and business conditions and developments included in qualitative factor adjustments are limited to those that affect the collectability of the Bank's financial assets and are relevant to the Bank's financial asset portfolios.

The Company's on-going, systematic evaluation resulted in the Company recording a negative provision for the allowance for credit losses on unfunded commitments of $(17,000), a negative provision for the allowance for credit losses on held to maturity securities of $(11,000) and a negative provision for the allowance for credit losses on loans and leases of $(244,000) in 2023. The Company recorded a provision of $80,000 for the allowance for loan losses in 2022 and recorded a total negative provision for (reduction of) the allowance for loan losses of $(5,663,000) in 2021, respectively.

During the year ended December 31, 2023 one large loan on nonaccrual prior to foreclosure was moved to other real estate then later sold during the year along with a recovery of another loan in the amount of $468,000. The Company's analysis includes evaluating the current values of collateral securing all nonaccrual loans. Nonaccrual loans totaled $213,000 and $1,441,000 with specific reserves on these loans of $39,500 and $124,000 as of December 31, 2023 and 2022, respectively. The specific reserves allocated to nonaccrual loans are relatively low as collateral values appear sufficient to cover loan losses, or the loan balances have been charged down to their realizable value.

The allowance for credit losses on loans and leases as a percentage of loans was 1.35%, 1.40% and 1.38% at December 31, 2023, 2022, and 2021, respectively. The Company believes that its allowance of credit losses on loans and leases is appropriate as of December 31, 2023.

The allowance for credit losses on loans and leases is an estimate, and as such, events may occur in the future which may affect its accuracy. The Company anticipates that it is possible that additional information will be gathered in future quarters on loan performance, which may require an adjustment to the allowance for credit losses on loans and leases. Management will continue to closely monitor its portfolio and take such action as it deems appropriate to accurately report its financial condition and results of operations.

Non-interest Income

2023 as compared with 2022

Total non-interest income decreased $1,000 in 2023 as compared with 2022. Service charges on deposit accounts decreased $248,000 and other income decreased $174,000 which included some nonrecurring income items in 2022 offset mostly by Trust department income and fees which increased $351,000 in 2023 as compared with 2022 as a result of the recent trust acquisition.

2022 as compared with 2021

Total non-interest income increased $425,000 in 2022 as compared with 2021. Trust department income and fees increased $152,000 in 2022 as compared with 2021 as a result of the recent trust acquisition. Other income increased $185,000 in 2022 as compared with 2021. Service charges on deposit accounts increased $33,000 as customer transactions have begun to return to pre-COVID-19 activity.

Non-interest Expense

2023 as compared with 2022

Total non-interest expense increased $498,000 in 2023 as compared with 2022. Net occupancy increased $332,000 primarily due to increases in insurance expense in 2023. Other expenses increased $494,000 primarily as legal, compliance, accounting, dues and subscriptions and trust expenses increased while ATM and data processing expenses decreased. Legal expenses increased $576,000 due to a nonrecurring partial recovery received at the end of 2022 in the amount of $486,000. Salaries and employee benefits decreased $197,000 primarily due to a reduction in estimated expenses on other postretirement benefits due to the increase in the discount rate.

2022 as compared with 2021

Total non-interest expense decreased $767,000 in 2022 as compared with 2021. Salaries and employee benefits increased $727,000 primarily due to merit bonuses and increases in benefits. Net occupancy decreased $163,000 primarily due to decreases in insurance expense in 2022. Other expense decreased $1,322,000, primarily as legal and consulting and other real estate decreased, while data processing and ATM expense increased. Legal and consulting costs decreased due to the settlement of a lawsuit for $1,125,000 in 2021 in which a partial recovery was received at the end of 2022 in the amount of $486,000 along with non-recurring expenses in 2021 relating to the contested 2021 annual shareholders' meeting. Other real estate expenses decreased $7,000 as a result of decreased expense of holding and selling ORE in 2022 as compared to 2021. Data processing costs increased $37,000 due to the implementation of new applications in the current year. ATM expense increased $131,000 as a result of costs associated with debit card processing charges since conversion to a new provider.

Income Taxes

During 2014, Management established a valuation allowance against its net deferred tax asset of approximately $8,140,000. As of December 31, 2021, the valuation allowance was still in place. The 2018 Tax Cuts and Jobs Act began limiting NOL usage to 80% of taxable income, which resulted in the Company recording income tax expense for 2021.

During the fourth quarter of 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. As of December 31, 2022, the Company no longer has a net operating loss carryforward and its projections of future income indicate that reversal of a portion of the valuation allowance was appropriate. Accordingly, an income tax benefit of $2,446,000 was recorded in the fourth quarter of 2022.

As of December 31, 2023 the Company has recorded income tax expenses in the amount of $2,121,000.

Note I to the Consolidated Financial Statements presents a reconciliation of income taxes for these three years and further analysis of the valuation allowance.

FINANCIAL CONDITION

Cash and due from banks decreased $10,042,000 at December 31, 2023 compared with December 31, 2022 as the Company has experienced a decrease in deposits due to several larger public fund accounts moving to other financial institutions offering a more competitive interest rate on deposits.

Available for sale securities decreased $10,691,000 and held to maturity securities decreased $44,306,000, respectively at December 31, 2023 compared with December 31, 2022 as the Company decreased its held to maturity and available for sale investment purchases due to the decrease in deposits.

Gross loans increased $461,000 at December 31, 2023 compared with December 31, 2022, as new loans outpaced principal payments, maturities, and charge-offs on existing loans.

Total deposits decreased $97,290,000 at December 31, 2023, as compared with December 31, 2022. Typically, significant increases or decreases in total deposits and/or significant fluctuations among the different types of deposits from year to year are anticipated by Management as customers in the casino industry and county and municipal entities reallocate their resources periodically. The Company also experienced the loss of certain public funds deposits following competitive bid processes whereby those accounts were awarded to other local banks.

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

Strength, security and stability have been the hallmark of the Company since its founding in 1985 and of its bank subsidiary since its founding in 1896. A strong capital foundation is fundamental to the continuing prosperity of the Company and the security of its customers and shareholders. The primary and risk-based capital ratios are important indicators of the strength of a Company's capital. These figures are presented in the Five-Year Comparative Summary of Selected Financial Information which is included in the Company's annual report. The Company has established the goal of being classified as "well-capitalized" by the banking regulatory authorities.

During the third quarter of 2023, the community bank leverage ratio (CBLR) framework was elected. The CBLR framework is an optional framework that is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. The framework provides a simple measure of capital adequacy for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act.

Significant transactions affecting shareholders' equity during 2023 are described in Note J to the Consolidated Financial Statements. The Statement of Changes in Shareholders' Equity also presents all activity in the Company's equity accounts.

LIQUIDITY

Liquidity represents the Company's ability to adequately provide funds to satisfy demands from depositors, borrowers and other commitments by either converting assets to cash or accessing new or existing sources of funds. Note L to the Consolidated Financial Statements discloses information relating to financial instruments with off-balance-sheet risk, including letters of credit and outstanding unused loan commitments. Management monitors these funds requirements in such a manner as to satisfy these demands and provide the maximum earnings on its earning assets. The Company manages and monitors its liquidity position through a number of methods, including through the computation of liquidity risk targets and the preparation of various analyses of its funding sources and utilization of those sources on a monthly basis. The Company also uses proforma liquidity projections which are updated on a monthly basis in the management of its liquidity needs and also conducts periodic contingency testing on its liquidity plan.

Deposits, payments of principal and interest on loans, proceeds from maturities of investment securities and earnings on investment securities are the principal sources of funds for the Company. Borrowings from the FHLB, federal funds sold and federal funds purchased are utilized by the Company to manage its daily liquidity position. The Company has also been approved to participate in the Federal Reserve Bank's Discount Window Primary Credit Program as well as its Bank Term Funding Program, which it intends to use only as a contingency. As of December 31, 2023, the Company was able to borrow up to $6,700,000 from the Federal Reserve Bank Discount Window Primary Credit Program. The borrowing limit is based on the amount of collateral pledged, with certain loans from the Bank's portfolio serving as collateral. The Company has $93,700,000 available under a line of credit with the Federal Home Loan Bank of Dallas. The Company has additional contingency funding capacity with various other financial institutions in the amount of $30,500,000.

The Company maintains a well-capitalized balance sheet which includes strong capital and liquidity. The Bank provides a full range of banking, financial and trust services in our local markets. Approximately half of the Bank's deposits are fully FDIC insured, and the vast majority of uninsured deposits are public funds deposits secured by Bank securities pledged at fair value. The Company evaluates on an ongoing and continuous basis its financial health by preparing for various moderate to severe economic scenarios.

Determining liquidity adequacy requires an ongoing analysis of the Company's current and expected liquidity position, including historical funding obligations and anticipated funding needs, as well as an understanding of retention prospects for all Bank deposits. In particular, consideration is given to public funds and other large depositors for potential runoffs due to expected uses or other withdrawals from Bank accounts.

The Company was advised during the second quarter that the Bank would not be retaining certain public funds deposits following competitive bid processes whereby those accounts were awarded to other local banks. While the majority of those deposits were withdrawn during the third quarter, approximately $21 million remained on the Company's balance sheet at the end of the fourth quarter, the Company expects the funds to be withdrawn from the Bank during the first quarter of next year.

Funding obtained to replace the withdrawn deposits may be at a higher cost than the interest rate paid on the deposits to be withdrawn and therefore may impact the Bank's net interest margin going forward. However, the Company anticipates that the Bank will be able to fund those deposit withdrawals through growth in other deposit accounts, proceeds from maturities of investment securities and earnings on investment securities, and through other borrowings with the FHLB or other counterparties, without having to liquidate any securities within its existing portfolio at a loss.

The Company also anticipates that a similar competitive bid will be held in January of 2024 for other public deposits currently placed with the Bank along with new public fund customers. The Company participates in competitive bids throughout the year and anticipates bidding on new public fund customers as the opportunity arises.

The Company also uses other sources of funds, including borrowings from the FHLB. The Company generally anticipates relying on deposits, purchases of federal funds and borrowings from the FHLB for its liquidity needs in 2024.

The Board of Directors requires management to implement and administer appropriate internal controls commensurate with Company's risk profile. Management carefully monitors the Company's liquidity risk, particularly with respect to volatile and large deposits. The Company has not encountered, and does not anticipate problems with meeting its liquidity needs.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to off-balance-sheet arrangements in the normal course of business to meet the financing needs of its customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet arrangements. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amount does not necessarily represent future cash requirements. As discussed previously, the Company carefully monitors its liquidity needs and considers its cash requirements, especially for loan commitments, in making decisions on investments and obtaining funds from its other sources. Further information relating to off-balance-sheet instruments can be found in Note L to the Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Condition
(in thousands except share data)

December 31,		2023		2022
Assets				
Cash and due from banks	$	22,794	$	32,836
Available for sale securities, amortized cost of $379,195 – 2023; $397,926 – 2022		339,477		350,168
Held to maturity securities, fair value of $138,523 – 2023; $180,050 – 2022		150,941		195,217
Less: Allowance for credit losses on held to maturity securities		30		–
Held to maturity securities, net		150,911		195,217
Other investments		350		350
Federal Home Loan Bank Stock, at cost		2,334		2,175
Loans		238,339		237,878
Less: Allowance for credit losses on loans and leases		3,224		3,338
Loans, net		235,115		234,540
Bank premises and equipment, net of accumulated depreciation		19,470		18,499
Other real estate		–		259
Accrued interest receivable		3,520		3,274
Cash surrender value of life insurance		21,375		20,768
Intangible asset		538		600
Other assets		1,854		2,953
Total assets	$	797,738	$	861,639
Liabilities and Shareholders' Equity				
Liabilities:				
Deposits:				
Demand, non-interest bearing	$	174,933	$	198,097
Savings and demand, interest bearing		483,662		546,565
Time, 250,000 or more		7,518		8,773
Other time deposits		22,377		32,345
Total deposits		688,490		785,780
Borrowings from Federal Home Loan Bank		18,500		–
Employee and director benefit plans liabilities		19,581		19,198
Other liabilities		1,884		1,467
Total liabilities		728,455		806,445
Shareholders' Equity:				
Common stock, $1 par value, 15,000,000 shares authorized, 4,661,686 and 4,678,186 shares issued and outstanding at December 31, 2023 and 2022		4,662		4,678
Surplus		65,780		65,780
Undivided profits		37,574		31,154
Accumulated other comprehensive income (loss)		(38,733)		(46,418)
Total shareholders' equity		69,283		55,194
Total liabilities and shareholders' equity	$	797,738	$	861,639

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands except per share data)

Years Ended December 31,		2023		2022		2021
Interest income:						
Interest and fees on loans	$	12,945	$	11,135	$	12,592
Interests and dividends on securities:						
U. S. Treasuries		6,560		3,173		663
U.S. Government agencies		–		–		95
Mortgage-backed securities...		3,621		2,586		2,076
Collateralized mortgage obligations		3,495		1,919		860
States and political subdivisions...		4,278		4,460		3,903
Other investments...		122		27		8
Interest on balances due from depository institutions		1,608		408		95
Total interest income		32,629		23,708		20,292
Interest expense:						
Deposits		5,746		1,985		806
Borrowings from Federal Home Loan Bank		409		173		24
Total interest expense		6,155		2,158		830
Net interest income...		26,474		21,550		19,462
Provision for (reduction of) allowance for credit losses.......		(272)		80		(5,663)
Net interest income after provision for (reduction of) allowance for credit losses	$	26,746	$	21,470	$	25,125
Non-interest income:						
Trust department income and fees	$	2,352	$	2,001	$	1,849
Service charges on deposit accounts		3,430		3,678		3,645
(Loss) gain on liquidation, sales and calls of securities..........		–		–		(45)
Increase in cash surrender value of life insurance..................		485		445		435
Gain on sale of buildings		30		–		–
Other income...		597		771		586
Total non-interest income...		6,894		6,895		6,470
Non-interest expense:						
Salaries and employee benefits		11,144		11,341		10,614
Net occupancy...		2,087		1,755		1,918
Equipment rentals, depreciation, and maintenance		2,774		2,905		2,914
Other expense		6,348		5,854		7,176
Total non-interest expense...		22,353		21,855		22,622
Income before income taxes...		11,287		6,510		8,973
Income tax (benefit) expense...		2,121		(2,431)		62
Net income...	$	9,166	$	8,941	$	8,911
Basic and diluted earnings per share	$	1.96	$	1.91	$	1.84
Dividends declared per share	$	0.53	$	0.19	$	0.16

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

Years Ended December 31,	2023	2022	2021
Net income	$ 9,166	$ 8,941	$ 8,911
Other comprehensive income (loss):			
Net unrealized gain (loss) on available for sale securities	8,042	(45,600)	(7,519)
Reclassification adjustment for realized losses (gains) on available for sale securities called or sold in current year	–	–	45
Gain (loss) from unfunded post-retirement benefit obligation	(357)	1,013	(229)
Total other comprehensive income (loss)	7,685	(44,587)	(7,703)
Total comprehensive income (loss)	$ 16,851	$ (35,646)	$ 1,208

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(in thousands except share and per share data)

	Number of Common Shares	Common Stock		Surplus		Undivided Profits		Accumulated Other Comprehensive Income (Loss)		Total	
Balance, January 1, 2021	4,878,557	$	4,879	$	65,780	$	18,140	$	5,872	$	94,671
Net income..............................							8,911				8,911
Cash dividend ($0.16 per share)....................................							(769)				(769)
Other comprehensive loss									(7,703)		(7,703)
Stock repurchase	(200,371)		(201)				(3,180)				(3,381)
Balance, December 31, 2021	4,678,186		4,678		65,780		23,102		(1,831)		91,729
Net income..............................							8,941				8,941
Cash dividend ($0.19 per share)....................................							(889)				(889)
Other comprehensive loss									(44,587)		(44,587)
Balance, December 31, 2022	4,678,186	$	4,678	$	65,780	$	31,154	$	(46,418)	$	55,194
Cumulative effect of accounting change							(81)				
Total shareholders' equity at beginning of period, as adjusted	4,678,186		4,678		65,780		31,073		(46,418)		55,113
Net income..............................							9,166				9,166
Cash dividend ($0.53 per share)....................................							(2,473)				(2,473)
Other comprehensive income..									7,685		7,685
Stock repurchase	(16,500)		(16)				(192)				(208)
Balance, December 31, 2023	4,661,686	$	4,662	$	65,780	$	37,574	$	(38,733)	$	69,283

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 9,166	$ 8,941	$ 8,911
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation.............................	1,551	1,664	1,681
(Reduction of) provision for allowance for loan losses	(272)	80	(5,663)
Write-down of other real estate	–	155	299
Loss (gain) on sales of other real estate...................................	97	(87)	(284)
Amortization of intangible asset...	62	21	–
(Accretion) amortization of available for sale securities	(237)	(12)	412
(Accretion) amortization of held to maturity securities...........	(2,091)	71	442
Loss (gain) on liquidation, sales and calls of securities...........	–	–	45
Gain on sale or disposition of bank premises and equipment..	(30)	–	–
Increase in cash surrender value of life insurance	(486)	(445)	(434)
Change in accrued interest receivable	(246)	(433)	(741)
Change in deferred tax expense (benefit)................................	756	(2,446)	–
Change in other assets..	343	215	344
Change in employee and director benefit plan liabilities and other liabilities...	438	184	(428)
Net cash provided by operating activities................................	$ 9,051	$ 7,908	$ 4,584

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(in thousands)

Years Ended December 31,	2023	2022	2021
Cash flows from investing activities:			
Proceeds from maturities, liquidation, sales and calls of available for sale securities	$ 54,123	$ 89,879	$ 54,627
Purchases of available for sale securities	(35,153)	(108,832)	(259,231)
Proceeds from maturities of held to maturity securities	209,307	23,751	4,937
Purchases of held to maturity securities	(162,970)	(108,831)	(39,899)
Purchase of Federal Home Loan Bank Stock	(159)	(22)	(4)
Proceeds from sales of other real estate	1,114	1,564	1,583
Purchase of trust department book of business	–	(621)	–
Loans, net change	(1,272)	1,231	43,793
Acquisition of bank premises and equipment	(2,537)	(2,173)	(1,944)
Proceeds from sale of bank premises and equipment	46	–	–
Investment in cash surrender value of life insurance	(121)	(173)	(107)
Net cash provided by (used in) investing activities	62,378	(104,227)	(196,245)
Cash flows from financing activities:			
Demand and savings deposits, net change	(86,067)	122,778	132,450
Time deposits, net change	(11,223)	(41,836)	21,890
Cash dividends paid	(2,473)	(889)	(769)
Stock repurchase	(208)	–	(3,381)
Borrowings from Federal Home Loan Bank	769,350	567,750	79,523
Repayments to Federal Home Loan Bank	(750,850)	(568,639)	(79,603)
Net cash (used in) provided by financing activities	(81,471)	79,164	150,110
Net (decrease) increase in cash and cash equivalents	(10,042)	(17,155)	(41,551)
Cash and cash equivalents, beginning of year	32,836	49,991	91,542
Cash and cash equivalents, end of year	$ 22,794	$ 32,836	$ 49,991
Supplemental disclosures of noncash investing activities			
Transfer from loans to other real estate owned	$ 952	$ –	$ 14

See Notes to Consolidated Financial Statements.

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business of The Company

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. Its two wholly owned subsidiaries are The Peoples Bank, Biloxi, Mississippi (the "Bank"), and PFC Service Corp. Its principal subsidiary is the Bank, which provides a full range of banking, financial and trust services to state, county and local government entities and individuals and small and commercial businesses operating in those portions of Mississippi, Louisiana and Alabama which are within a fifty-mile radius of the Waveland, Wiggins or Gautier branches, the Bank's three most outlying locations (the "trade area").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting

The Company and its subsidiaries recognize assets and liabilities, and income and expense, on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for credit losses, the valuation of other real estate acquired in connection with foreclosure or in satisfaction of loans, assumptions relating to employee and director benefit plan liabilities and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Revenue Recognition

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* prescribes the process related to the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 excludes revenue streams relating to loans and investment securities, which are the major source of revenue for the Company, from its scope. Consistent with this guidance, the Company recognizes non-interest income within the scope of this guidance as services are transferred to its customers in an amount that reflects the consideration it expects to be entitled to in exchange for those services. Other types of revenue contracts, the income from which is included in non-interest income, that are within the scope of ASU 2014-09 are:

Trust department income and fees: A contract for fiduciary and/or investment administration services on personal trust accounts and corporate trust services. Personal trust fee income is determined as a percentage of assets under management and is recognized over the period the underlying trust is serviced. Corporate trust fee income is recognized over the period the Company provides service to the entity.

Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer's deposited funds and is generally terminable at will by either party. The contract permits the customer to access the funds on deposit and request additional services for which the Company earns a fee, including NSF and analysis charges, related to the deposit account. Income for deposit accounts is recognized over the statement cycle period (typically on a monthly basis) or at the time the service is provided, if additional services are requested.

ATM fee income: A contract between the Company, as a card-issuing bank, and its customers whereby the Company receives a transaction fee from the merchant's bank whenever a customer uses a debit or credit card to make a purchase. These fees are earned as the service is provided (i.e., when the customer uses a debit or ATM card).

Other non-interest income: Other non-interest income includes several items, such as wire transfer income, check cashing fees, gain (loss) from sales of other real estate, the increase in cash surrender value of life insurance, rental income from bank properties and safe deposit box rental fees. This income is generally recognized at the time the service is provided and/or the income is earned.

New Accounting Pronouncements

Accounting Standards Update – In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments of ASU 2023-09 relate to the rate reconciliation and income taxes paid disclosures to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The other amendments in this update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. Management has evaluated the impact of the adoption of this standard and determined there may be additional information required within the Company's notes to consolidated financial statements on income taxes.

Accounting Standards Update – In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-08 ("ASU 2023-08"), *Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.* The amendments in ASU 2023-08 require that an entity measure crypto assets at fair value in the statement of financial position each reporting period and recognize changes from remeasurement in net income. The amendments also require that an entity provide enhanced disclosures for both annual and interim reporting periods. The update is effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The update also requires a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. Management has evaluated the impact of the adoption of this standard and determined there would be no impact to the Company's consolidated financial position or results of operations since the Company does not own any such assets.

Accounting Standards Update – In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280); Improvements to Reportable Segment Disclosures.* ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The update requires disclosure of incremental segment information on an annual and interim basis for all public entities. The amendments in this update do not change or remove any disclosures currently required. The amendments in this update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. Management has evaluated the impact of the adoption of this standard and determined there would be no impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update – In October 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-06 ("ASU 2023-06"), *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* ASU 2023-06 addresses changes to clarify or improve disclosure and presentation requirements of a variety of topics. The amendments align the requirements in the codification with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the codification and will not become effective for any entity. Management has evaluated the impact of the adoption of this standard and determined there would be no impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update – In August 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-05 ("ASU 2023-05"), *Business Combinations – Joint Venture Formations (Subtopic 805-60), Recognition and Initial Measurement.* ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to (1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture's financial statements and (2) reduce diversity in practice. The amendments in ASU 2023-05 are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025, may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted for all entities in any interim or annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. Management has evaluated the impact of the adoption of this standard and determined there would be no impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update – In March 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-02 ("ASU 2023-02"), *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* ASU 2023-02 allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Reporting entities were previously permitted to apply the proportional amortization method only to qualifying tax equity investments in low-income housing tax credit (LIHTC) structures. The amendments in ASU 2023-02 apply to all reporting entities that hold (1) tax equity investments that meet the conditions for and elect to account for them using the proportional amortization method or (2) an investment in a LIHTC structure through a limited liability entity that is not accounted for using the proportional amortization method. Additionally, the disclosure requirements apply to investments that generate income tax credits and other income tax benefits from a tax credit program for which the entity has elected to apply the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method). For public business entities, the amendments in ASU 2023-02 are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the fiscal year that includes that interim period. Management has evaluated the impact of the adoption of this standard and determined there would be no impact to the Company's consolidated financial position or results of operations.

New Accounting Standards Adopted

In March 2022, the FASB issued ASU 2022-02, "Financial Instruments: Credit Losses (Topic 326) – Troubled Debt Restructurings (TDR) and Vintage Disclosures." The amendments in this update cover two issues: (1) the elimination of TDR recognition and measurement guidance as prescribed by ASC 310-40 and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty; and (2) for public business entities, the requirement that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for public business entities in accordance with paragraph 326-20-50-6, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination.

The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For the elimination of recognition and measurement guidance on troubled debt restructurings by creditors in Subtopic 310-40, an entity may elect to apply a modified retrospective transition by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the fiscal year of adoption, or a prospective approach applied to modifications occurring after the date of adoption. The remainder of amendments should be applied prospectively. The Company adopted this standard effective January 1, 2023, on a prospective basis for all amendments. The adoption of this standard was not material to the Company's consolidated financial position or results of operations.

On January 1, 2023, the Company adopted Accounting Standards Codification ("ASC") 326, "Financial Instruments – Credit Losses," more commonly referred to as CECL, on a modified retrospective basis. The provisions of this guidance require a material change to the manner in which the Company estimates and reports losses on financial instruments, including loans and unfunded lending commitments, select securities and other assets carried at amortized cost. Results for reporting periods beginning after January 1, 2023, are presented under ASC 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. Changes to the Company's accounting policies related to CECL are described below.

There were no other material changes or developments during the reporting period with respect to methodologies that the Company uses when applying what management believes are critical accounting policies and developing critical accounting estimates.

Reclassification – Certain items previously reported have been reclassified to conform to the current year's reporting format due to the adoption of CECL.

Under CECL, the allowance for credit losses (ACL) is a valuation account, measured as the difference between the Bank's amortized cost basis and the net amount expected to be collected on the financial assets (i.e., lifetime credit losses). The CECL methodology described in FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326), applies to financial assets measured at amortized cost, and off-balance-sheet credit exposures (collectively, financial assets) including: financing receivables such as loans held for investment, held to maturity debt securities, off-balance-sheet credit exposures (unfunded commitments) including off-balance sheet loan commitments; standby letters of credit; and other similar instruments. The ACL is comprised of the Allowance for Loan and Lease Losses (ALLL), a valuation account available to absorb losses on loans and leases held for investment, and the Reserve for Unfunded Lending Commitments, a liability established to absorb credit losses for the expected life of the contractual term of on and off-balance sheet exposures as of the date of the determination.

In general, the Bank uses a broad range of data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of financial assets. The following represents an overview of key factors regarding CECL: CECL requires the Bank to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risk characteristics exist. The Bank has determined that Call Report categories will be utilized, and Management will maintain the option to further segment the portfolio if we deem it beneficial to the analysis.

As stated above, CECL also applies to held to maturity debt securities since they are carried at amortized cost and are within the scope of the standard. Therefore, it is the responsibility of management to establish any required allowances for credit losses on the Bank's held to maturity debt securities as of the date the Bank adopts CECL and to maintain such allowances thereafter. Because CECL requires the Bank to measure expected credit losses on a collective or pool basis when similar risk characteristics exist, held to maturity debt securities that share similar risk characteristics are collectively assessed for credit losses.

Estimation Methods for Expected Credit Losses – Accounting Standards Codification ("ASC") 326, "Financial Instruments – Credit Losses," does not require the use of a specific loss estimation method for purposes of determining ACLs. Various methods may be used to estimate the expected collectability of financial assets, with those methods generally applied consistently overtime. The same loss estimation method does not need to be applied to all financial assets. Loss-rate methods can involve a variety of approaches, and Management incorporates the methods below:

Open Pool or Snapshot Method

The starting point for the calculation consists of assets that are outstanding at the end of a given time frame and are made up of assets that were originated in various years. Additional assets may be added to pools of loans under an open pool method.

Weighted Average Remaining Maturity (WARM) Method

A loss-rate method that estimates expected credit losses over the remaining life of the financial assets and uses a weighted average of the assets' contractual terms to estimate the pool's remaining contractual term. The WARM method uses average annual net charge-off rates and the amortization adjusted remaining life considering prepayments plus qualitative adjustments to estimate the ACLs.

Qualitative Factor Adjustments

The estimation of ACLs is to reflect consideration of all significant factors relevant to the expected collectability of the Bank's financial assets as of the reporting date. Management begins their expected credit loss estimation process by determining the Bank's historical loss information.

Management is to consider the need to qualitatively adjust expected credit loss estimates for information not already captured in the loss estimation process. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses.

Historical loss experience generally provides a quantitative starting point for Management's estimate of expected credit losses. Consistent with FASB ASU Topic 326, Management must consider relevant qualitative factors that may cause the CECL estimate of the financial asset portfolio as of the evaluation date to differ from the historical loss experience.

Management is to consider the qualitative factors that are relevant to the Bank as of the reporting date, which may include but are not limited to the:

1. Nature and volume of the Bank's financial assets.
2. Existence, growth, and effect of any concentrations of credit.
3. Volume and severity of past due financial assets, the volume of nonaccrual assets, and the volume and severity of adversely classified or graded assets. Adversely classified or graded loans are loans rated "substandard" (or its equivalent) or worse under the institution's loan classification system.
4. Value of the underlying collateral for loans that are not collateral dependent.
5. Bank's lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries.
6. Quality of the Bank's credit review function.
7. Experience, ability, and depth of the Bank's lending, investment, collection, and other relevant management and staff.
8. Effect of other external factors such as the regulatory, legal, and technological environments, competition, and events such as natural disasters.
9. Actual and expected changes in international, national, regional, and local economic and business conditions and developments in which the institution operates that affect the collectability of financial assets. Changes in economic and business conditions and developments included in qualitative factor adjustments are limited to those that affect the collectability of the Bank's financial assets and are relevant to the Bank's financial asset portfolios.

The analysis and methodology used for estimating the ACL includes two primary elements: a collective approach for pools of loans that have similar risk characteristics and a specific reserve analysis for credits individually evaluated for credit loss. The WARM method uses comparable historical lookback periods as proxies for projecting future trends and employs a qualitative ("Q") factor component in the projections which represents expected differences in current and forecasted conditions from historical loss information or conditions. The main methodology approach includes comparable risk pools which are segregated by call report loan category, unadjusted loss estimation which is a combination of open pool/snapshot and weighted average remaining maturity, comparable or "look back" periods, which the Company chooses to best approximate the expected future loss environment for the WARM time period. The WARM time period considers the average amortized remaining life adjusted by prepayment assumptions based on peer data.

For the collective approach, the Company segments loans into real estate-residential, real estate-nonresidential, real estate-construction and land development, commercial and industrial, and consumer/other, with further segmentation by region and sub-portfolio, as deemed appropriate. Both quantitative and qualitative factors are applied at the portfolio segment levels. The Company applies the practical expedient that permits the exclusion of the accrued interest receivable balance from amortized cost basis of financing receivables. The Company reverses interest income on loans that are placed on nonaccrual status, which is generally when the loan becomes 90 days past due, or earlier if management believes the collection of interest is doubtful. Management believes this policy results in the timely reversal of uncollectible interest.

The Company applies the expected future loss rate for each loan portfolio segment to each of the bank's segments to calculate the allowance for credit losses.

CECL also requires capturing estimated credit losses on unfunded commitments that meet certain criteria. Management starts with current gross unfunded commitment levels by category as reported on the call report and then subtracts any unconditionally cancellable amounts, which are not subject to CECL reserve requirements to produce net unfunded commitment levels, as well as consideration of the likelihood of funding. Any allowance for off balance sheet exposures is reported as an other liability on the Consolidated Statement of Condition and is increased or decreased via the provision for credit losses account on the Consolidated Statement of Income.

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., the commitment cannot be canceled at any time). The initial default loss rates are then estimated by taking expected future lifetime loss rates of the loan categories that are included in each unfunded commitment segment and dividing the lifetime rate by their respective WARMs to derive an annual loss rate estimate. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical study and empirical data calculated by the Federal Deposits Insurance Corporation, and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The allowance is separately classified on the balance sheet within other liabilities.

The Company establishes specific reserves using an individually evaluated approach for nonaccrual loans, modified loans, and other financial instruments that are deemed to not share risk characteristics with other collectively evaluated financial assets. For loans individually evaluated, a specific allowance is recognized for any shortfall between the loan's value and its recorded investment. The loan's value is measured by either the loan's observable market price, the fair value of the collateral of the loan (less liquidation costs) if it is collateral dependent, or by the present value of expected future cash flows discounted at the loan's effective interest rate. The Company applies the practical expedient and defines collateral dependent loans as those where the borrower is experiencing financial difficulty and on which repayment is expected to be provided substantially through the operation or sale of the collateral.

The CECL standard also requires an assessment of the Company's held to maturity debt securities for expected credit losses and the available for sale debt securities for credit-related impairment. The Company applies the practical expedient to exclude the accrued interest receivable balance of $834,000 from the amortized cost basis of held to maturity debt securities. The allowance for credit losses on held to maturity debt securities is estimated on a collective or pool basis when similar risk characteristics exist; held to maturity debt securities that share similar risk characteristics are collectively assessed for credit losses. A separate contra valuation account is available to absorb losses on securities. The allowance for credit loss is limited to the amount by which the fair value is less than the amortized cost basis. The Company evaluates credit impairment on available for sale debt securities at an individual security level. This evaluation is done for securities whose fair value is below amortized cost with a more than inconsequential risk of default and where the Company has assessed the decline in fair value is significant enough to suggest a credit event occurred. Credit events are generally assessed based on adverse conditions specifically related to the security, an industry, or geographic area, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, changes in the financial condition of the underlying loan obligors. The allowance for credit losses for such securities is measured using a discounted cash flow methodology, through which management compares the present value of expected cash flows with the amortized cost basis of the security. The allowance for credit loss is limited to the amount by which the fair value is less than the amortized cost basis. If the Company intends to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, the security is charged down to fair value against the allowance for credit losses, with any incremental impairment reported in earnings.

The Company reassesses the credit losses at each reporting period and records subsequent changes in the allowance for credit losses on loans, unfunded commitments and securities with a corresponding adjustment recorded in the provision for credit loss expense.

Upon adoption, the Company recognized an after-tax cumulative effect reduction to retained earnings totaling $81,000, as detailed in the table below.

The following table details the impact of the adoption of ASC 326 on the allowance for credit losses as of January 1, 2023 (in thousands).

| | January 1, 2023 | | | |
	Pre-Adoption Allowance	Impact of Adoption	Post-Adoption Allowance	Cumulative Effect on Retained Earnings
Securities held to maturity:				
U.S. Treasuries	$ –	$ –	$ –	$ –
States and political subdivisions	–	41	41	(32)
Total	$ –	$ 41	$ 41	$ (32)
Loans:				
Real Estate, residential	$ 913	$ 396	$ 1,309	$ (313)
Real Estate, construction	392	(58)	334	46
Real Estate, non-residential	1,639	(215)	1,424	170
Commercial & Industrial	143	(84)	59	66
Consumer/Other	251	(49)	202	39
Total	$ 3,338	$ (10)	$ 3,328	$ 8
Off-balance-sheet credit exposures	$ –	$ 72	$ 72	$ (57)

Cash and Due from Banks

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Securities

The classification of securities is determined by Management at the time of purchase. Securities are classified as held to maturity when the Company has the positive intent and ability to hold the security until maturity. Securities held to maturity are stated at amortized cost. Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income (loss). The amortized cost of available for sale securities and held to maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The decline in value attributed to non-credit related factors is recognized in other comprehensive income (loss).

As stated above, CECL also applies to held to maturity debt securities since they are carried at amortized cost and are within the scope of the standard. Therefore, it is the responsibility of management to establish any required allowances for credit losses on the Bank's held to maturity debt securities as of the date the Bank adopts CECL and to maintain such allowances thereafter. Because CECL requires the Bank to measure expected credit losses on a collective or pool basis when similar risk characteristics exist, held to maturity debt securities that share similar risk characteristics are collectively assessed for credit losses.

Other Investments

The Company is a shareholder of the First National Bankers Bankshares, Inc., a federally insured holding company for First National Bankers Bank, and as such owns an investment in its stock. The stock is bought from and sold to the First National Bankers Bankshares, Inc. based on its prevalent book value. The stock does not have a readily determinable fair value and is carried at cost and evaluated for impairment in accordance with GAAP.

Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Dallas ("FHLB") and as such is required to maintain a minimum investment in its stock that varies with the level of FHLB advances outstanding. The stock is bought from and sold to the FHLB based on its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment in accordance with GAAP.

Loans

The loan portfolio consists of commercial and industrial and real estate loans within the Company's trade area that we have the intent and ability to hold for the foreseeable future or until maturity. The loan policy establishes guidelines relating to pricing; repayment terms; collateral standards including loan to value limits, appraisal and environmental standards; lending authority; lending limits and documentation requirements.

Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for credit losses on loans and leases. Interest on loans is recognized on a daily basis over the terms of each loan based on the unpaid principal balance.

The Company places loans on a nonaccrual status when, in the opinion of Management, they possess sufficient uncertainty as to timely collection of interest or principal so as to preclude the recognition in reported earnings of some or all of the contractual interest. Accrued interest on loans classified as nonaccrual is reversed at the time the loans are placed on nonaccrual. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loans which become 90 days delinquent are reviewed relative to collectibility. Unless such loans are in the process of terms revision to bring them to a current status or foreclosure or in the process of collection, these loans are placed on nonaccrual and, if deemed uncollectible, are charged off against the allowance for credit losses. That portion of a loan which is deemed uncollectible will be charged off against the allowance as a partial charge off.

The Company's loan portfolio segments and related credit risks as of December 31, 2023 and December 31, 2022 were as follows:

Real Estate Loans

Residential – Residential mortgage loans are susceptible to weakening general economic conditions, increases in unemployment rates, and declining real estate values.

Construction – Risk common to commercial construction loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements, and declines in real estate values. Residential construction loans are susceptible to those same risks as well as those associated with residential mortgage loans. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates.

Nonresidential – Risks to this loan category include industry concentration and the inability to monitor the condition of collateral. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt. Also, declines in real estate values and lack of suitable alternative use for the properties. These loans are also susceptible to declines in occupancy rates, business failure, and general economic conditions.

Commercial and Industrial – Risk to this loan category include industry concentration and the practical limitations associated with monitoring the condition of the collateral which often consists of inventory, accounts receivable, and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

Other – Risk common to these loans include regulatory risks, unemployment, and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

Allowance for Credit Losses on Loans and Leases

The allowance for credit losses on loans and leases ("ALL") is a valuation account available to absorb losses on loans. The ALL is established through provisions for credit losses on loans and leases charged against earnings. Loans deemed to be uncollectible are charged against the ALL, and subsequent recoveries, if any, are credited to the allowance.

The ALL is based on Management's evaluation of the loan portfolio under current economic conditions and is an amount that Management believes will be adequate to absorb probable losses on loans existing at the reporting date. The evaluation includes Management's assessment of several factors: review and evaluation of specific loans, changes in the nature and volume of the loan portfolio, current and anticipated economic conditions and the related impact on specific borrowers and industry groups, a study of loss experience, a review of classified, non-performing and delinquent loans, the estimated value of any underlying collateral, an estimate of the possibility of loss based on the risk characteristics of the portfolio, adverse situations that may affect the borrower's ability to repay and the results of regulatory examinations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

Prior to the adoption of ASC 326, the ALL consisted of specific and general components. The specific component related to loans that were classified as impaired. The general component of the allowance related to loans that were not impaired. Changes to the components of the ALL were recorded as a component of the provision for the allowance for credit losses on loans and leases.

The Company considered a loan to be impaired when, based upon current information and events, it believed it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans included troubled debt restructurings and performing and non-performing major loans for which full payment of principal or interest was not expected. Payments received for impaired loans not on nonaccrual status were applied to principal and interest.

The fair value of the collateral for collateral-dependent loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources such as the Multiple Listing Service or county tax assessment valuations, adjusted for estimated selling costs. Factors including the assumptions and techniques utilized by the appraiser, which could result in a downward adjustment to the collateral value estimates indicated in the appraisal, are considered by the Company.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of the related assets.

Other Real Estate

Other real estate ("ORE") includes real estate acquired through foreclosure. Each other real estate property is carried at fair value, less estimated costs to sell. Fair value is principally based on appraisals performed by third-party valuation specialists. Any excess of the carrying value of the related loan over the fair value of the real estate at the date of foreclosure is charged against the ACL. Any expense incurred in connection with holding such real estate or resulting from any write-downs in value subsequent to foreclosure is included in non-interest expense. When the other real estate property is sold, a gain or loss is recognized on the sale for the difference, if any, between the sales proceeds and the carrying amount of the property. If the fair value of the ORE, less estimated costs to sell at the time of foreclosure, decreases during the holding period, the ORE is written down with a charge to non-interest expense. Generally, ORE properties are actively marketed for sale and Management is continuously monitoring these properties in order to minimize any losses.

Intangible Asset

Intangible asset represents the purchase price paid in the Company's acquisition of the Trustmark trust department book of business. The intangible asset is being amortized over 10 years and is evaluated for impairment at least annually.

Trust Department Income and Fees

Corporate trust fees are accounted for on an accrual basis and personal trust fees are billed and recorded on a monthly basis when collected.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carry forwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies. The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred and the amount of such loss can be reasonably estimated.

Post-Retirement Benefit Plan

The Company accounts for its post-retirement benefit plan under Accounting Standards Codification ("Codification" or "ASC") Topic 715, Retirement Benefits ("ASC 715"). The under or over funded status of the Company's post-retirement benefit plan is recognized as a liability or asset in the consolidated statement of condition. Changes in the plan's funded status are reflected in other comprehensive income. Net actuarial gains and losses and adjustments to prior service costs that are not recorded as components of the net periodic benefit cost are charged to other comprehensive income.

Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding of 4,675,067 for 2023, 4,678,186 for 2022, and 4,844,248 for 2021.

Accumulated Other Comprehensive Income (Loss)

At December 31, 2023, 2022 and 2021, accumulated other comprehensive income (loss) consisted of net unrealized gains (losses) on available for sale securities and over (under) funded liabilities related to the Company's post-retirement benefit plan.

Statements of Cash Flows

The Company has defined cash and cash equivalents to include cash and due from banks. The Company paid $6,133,216, $2,156,429, and $840,992 in 2023, 2022 and 2021, respectively, for interest on deposits and borrowings. Income tax payments of $495,000 were paid in 2023. No income tax payments were paid in 2022. Income tax payments of $165,000 were paid in 2021. Loans transferred to other real estate amounted to $952,000, $0 and $13,648 in 2023, 2022 and 2021, respectively.

Fair Value Measurement

The Company reports certain assets and liabilities at their estimated fair value. These assets and liabilities are classified and disclosed in one of three categories based on the inputs used to develop the measurements. The categories establish a hierarchy for ranking the quality and reliability of the information used to determine fair value.

NOTE B – SECURITIES:

Effective January 1, 2023, in conjunction with the adoption of CECL, and again at December 31, 2023, the Company evaluated credit impairment for individual securities available for sale whose fair value was below amortized cost with a more than inconsequential risk of default and where the Company had assessed the decline in fair value significant enough to suggest a credit event occurred. There were no securities that met the criteria of a credit loss event and therefore, no allowance for credit loss was recorded for either period. The Company also evaluated impairment for individual securities held to maturity and determined an allowance for credit loss of $41,000 should be established as of January 1, 2023. A reversal of a portion of the impairment of $(11,346) was recorded as of December 31, 2023.

The amortized cost, fair value and allowance for credit losses related to securities at December 31, 2023 and December 31, 2022, are as follows (in thousands):

December 31, 2023	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Available for sale securities:							
U.S. Treasuries	$	123,945	$	55	$	(8,542)	$	115,458
Mortgage-backed securities		52,374		14		(4,603)		47,785
Collateralized mortgage obligations		101,316		17		(6,327)		95,006
States and political subdivisions		101,560		–		(20,332)		81,228
Total available for sale securities	$	379,195	$	86	$	(39,804)	$	339,477

There was no allowance for credit losses on available-for-sale securities as of December 31, 2023.

December 31, 2023	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value		Allowance for Credit Losses		Net Carrying Amount
Held to maturity securities:											
U.S. Treasuries	$	59,901	$	41	$	(907)	$	59,035	$	–	$	59,901
States and political subdivisions		91,040		23		(11,575)		79,488		(30)		91,010
Total held to maturity securities	$	150,941	$	64	$	(12,482)	$	138,523	$	(30)	$	150,911

30

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Available for sale securities:							
U.S. Treasuries	$	118,782	$	–	$	(10,414)	$	108,368
Mortgage-backed securities		61,280		36		(4,877)		56,439
Collateralized mortgage obligations		115,436		–		(8,059)		107,377
States and political subdivisions		102,428		2		(24,446)		77,984
Total available for sale securities	$	397,926	$	38	$	(47,796)	$	350,168

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Held to maturity securities:							
U.S. Treasuries	$	94,339	$	–	$	(1,288)	$	93,051
States and political subdivisions		100,878		52		(13,931)		86,999
Total held to maturity securities	$	195,217	$	52	$	(15,219)	$	180,050

Management analyzed financial data on the state and political subdivision held-to-maturity securities. The securities that do not have ratings management assigned a rating based on ratings for similar municipalities. This evaluation is done for securities whose fair value is below amortized cost with a more than inconsequential risk of default and where the Company has assessed the decline in fair value is significant enough to suggest a credit event occurred. Credit events are generally assessed based on adverse conditions specifically related to the security, an industry, or geographic area, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, changes in the financial condition of the underlying loan obligors. Management utilized a model provided by a third-party vendor to calculate the potential reserve required on the specific securities. The approach utilizes many inputs including enhanced and underlying ratings, maturity, issuer type/subtype, NAICS code, origination date, refunding status as well as state and region. At adoption of CECL, management determined there was a reserve required for the allowance for credit losses on held-to-maturity securities. At the end of the year an updated analysis was performed, and management determined a reduction of the provision for credit losses on held to maturity securities was appropriate as of December 31, 2023.

The following table shows a rollforward of the allowance for credit losses on held-to-maturity securities for the year ended December 31, 2023 (in thousands):

	State and political subdivisions
Balance, December 31, 2022	$ –
Adjustment for adoption of ASU 2016-13	41
Provision for credit losses	(11)
Charge-offs of securities	–
Recoveries	–
Balance, December 31, 2023	$ 30

The Company monitors the credit quality of the debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. The following table summarizes the amortized cost of debt securities held-to-maturity at December 31, 2023, aggregated by credit quality indicators (in thousands):

	December 31, 2023
Aaa	$ 59,901
Aa1/Aa2/Aa3	38,496
A1/A2	3,195
Baa1/Baa2	1,003
Not rated	48,346
Total	$ 150,941

At December 31, 2023, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual for the year ended December 31, 2023.

The amortized cost and fair value of debt securities at December 31, 2023, (in thousands) by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for sale securities:		
Due in one year or less	$ 29,771	$ 29,712
Due after one year through five years	100,806	91,688
Due after five years through ten years	48,189	39,665
Due after ten years	46,739	35,621
Mortgage-backed securities	52,374	47,785
Collateralized mortgage obligations	101,316	95,006
Total	$ 379,195	$ 339,477
Held to maturity securities:		
Due in one year or less	$ 23,312	$ 23,133
Due after one year through five years	63,242	60,943
Due after five years through ten years	30,970	27,483
Due after ten years	33,417	26,964
Total	$ 150,941	$ 138,523

Available for sale securities with gross unrealized losses at December 31, 2023, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

Available for Sale	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2023:						
U.S. Treasuries	$ 24,750	$ 22	$ 85,660	$ 8,520	$ 110,410	$ 8,542
Mortgage-backed securities	2,811	20	38,521	4,583	41,332	4,603
Collateralized mortgage obligations	–	–	90,290	6,327	90,290	6,327
States and political subdivisions	–	–	81,088	20,332	81,088	20,332
Total	$ 27,561	$ 42	$ 295,559	$ 39,762	$ 323,120	$ 39,804

Available for sale and held to maturity securities with gross unrealized losses at December 31, 2022, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2022:						
U.S. Treasuries	$ 132,113	$ 2,158	$ 64,533	$ 9,544	$ 196,646	$ 11,702
Mortgage–backed securities	25,234	1,755	21,850	3,122	47,084	4,877
Collateralized mortgage obligations	48,188	1,610	59,189	6,449	107,377	8,059
States and political subdivisions	50,025	7,581	110,881	30,796	160,906	38,377
Total	$ 255,560	$ 13,104	$ 256,453	$ 49,911	$ 512,013	$ 63,015

At December 31, 2023, 15 of the 15 Treasuries, 41 of the 46 mortgage–backed securities, 32 of the 33 collateralized mortgage obligations and 74 of the 75 securities issued by states and political subdivisions contained unrealized losses.

There were no sales of available for sale debt securities during 2023, 2022 or 2021.

Securities with a fair value of $296,945,649 and $398,673,043 at December 31, 2023 and 2022, respectively, were pledged to secure public deposits, federal funds purchased and other balances required by law.

NOTE C – LOANS:

Certain items previously reported have been reclassified to conform to the current year's reporting format due to the adoption of CECL.

The composition of the loan portfolio at December 31, 2023 and 2022 is as follows (in thousands):

December 31,	2023	2022
Real estate, residential	$ 74,296	$ 67,512
Real estate, construction	27,353	30,146
Real estate, non-residential	115,014	122,233
Commercial and industrial	12,496	10,497
Other	9,180	7,490
Total	$ 238,339	$ 237,878

In the ordinary course of business, the Company's bank subsidiary extends loans to certain officers and directors and their personal business interests at, in the opinion of Management, the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans of similar credit risk with persons not related to the Company or its subsidiaries. These loans do not involve more than normal risk of collectability and do not include other unfavorable features. An analysis of the activity with respect to such loans to related parties is as follows (in thousands):

	2023	2022
Balance, January 1	$ 6,947	$ 5,978
Change in directors/officers loans during the year	–	124
New loans and advances	452	1,324
Repayments	(446)	(479)
Balance, December 31	$ 6,953	$ 6,947

The age analysis of the loan portfolio, segregated by class of loans, as of December 31, 2023 and 2022 is as follows (in thousands):

| | Number of Days Past Due | | | | | | Loans Past Due Greater Than 90 Days and Still Accruing |
	30 – 59	60 – 89	Greater Than 90	Total Past Due	Current	Total Loans	
December 31, 2023:							
Real estate, residential	$ 207	$ 540	$ –	$ 747	$ 73,549	$ 74,296	$ –
Real estate, construction ..	131	–	–	131	27,222	27,353	–
Real estate, nonresidential	58	–	–	58	114,956	115,014	–
Commercial and industrial	21	–	–	21	12,475	12,496	–
Other	75	30	–	105	9,075	9,180	–
Total	$ 492	$ 570	$ –	$ 1,062	$ 237,277	$ 238,339	$ –
December 31, 2022:							
Real estate, residential	$ 34	$ 49	$ –	$ 83	$ 67,429	$ 67,512	$ –
Real estate, construction ..	79	2	–	81	30,065	30,146	–
Real estate, nonresidential	–	–	1,101	1,101	121,132	122,233	–
Commercial and industrial	–	–	–	–	10,497	10,497	–
Other	14	–	–	14	7,476	7,490	–
Total	$ 127	$ 51	$ 1,101	$ 1,279	$ 236,599	$ 237,878	$ –

The Company monitors the credit quality of its loan portfolio through the use of a loan grading system. A score of 1 – 5 is assigned to the loan based on factors including repayment ability, trends in net worth and/or financial condition of the borrower and guarantors, employment stability, management ability, loan to value fluctuations, the type and structure of the loan, conformity of the loan to bank policy and payment performance. Based on the total score, a loan grade of A, B, C, S, D, E or F is applied. A grade of A will generally be applied to loans for customers that are well known to the Company and that have excellent sources of repayment. A grade of B will generally be applied to loans for customers that have excellent sources of repayment which have no identifiable risk of collection. A grade of C will generally be applied to loans for customers that have adequate sources of repayment which have little identifiable risk of collection. A grade of S will generally be applied to loans for customers who meet the criteria for a grade of C but also warrant additional monitoring by placement on the watch list. A grade of D will generally be applied to loans for customers that are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. Loans with a grade of D have unsatisfactory characteristics such as cash flow deficiencies, bankruptcy filing by the borrower or dependence on the sale of collateral for the primary source of repayment, causing more than acceptable levels of risk. Loans 60 to 89 days past due receive a grade of D. A grade of E will generally be applied to loans for customers with weaknesses inherent in the D classification and in which collection or liquidation in full is questionable. In addition, on a monthly basis the Company determines which loans are 90 days or more past due and assigns a grade of E to them. A grade of F is applied to loans which are considered uncollectible and of such little value that their continuance in an active bank is not warranted. Loans with this grade are charged off, even though partial or full recovery may be possible in the future.

The following tables further disaggregates credit quality disclosures by amortized cost by class and vintage for term loans and by revolving and revolving converted to amortizing as of December 31, 2023 (in thousands). The Company defines vintage as the later of origination, or restructure date.

	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans	
	2023	2022	2021	2020	2019	Prior	Revolving Loans		Total
December 31, 2023:									
Real Estate, Residential Loans:									
A, B, or C	$ 11,865	$ 17,053	$ 12,158	$ 4,695	$ 5,451	$ 17,502	$ 4,147	$ 401	$ 73,272
S	–	–	–	–	–	66	–	–	66
D	–	–	122	–	–	623	–	–	745
E	–	–	–	45	27	141	–	–	213
F	–	–	–	–	–	–	–	–	–
Total Real Estate Residential Loans	$ 11,865	$ 17,053	$ 12,280	$ 4,740	$ 5,478	$ 18,332	$ 4,147	$ 401	$ 74,296
Real Estate, Construction Loans:									
A, B, or C	$ 1,069	$ 2,119	$ 2,133	$ 1,379	$ 38	$ 3,966	$ 12,827	$ –	$ 23,531
S	–	–	–	–	–	–	3,735	–	3,735
D	–	–	–	87	–	–	–	–	87
E	–	–	–	–	–	–	–	–	–
F	–	–	–	–	–	–	–	–	–
Total Real Estate, Construction Loans	$ 1,069	$ 2,119	$ 2,133	$ 1,466	$ 38	$ 3,966	$ 16,562	$ –	$ 27,353
Real Estate, Nonresidential Loans:									
A, B, or C	$ 12,387	$ 20,951	$ 11,056	$ 15,008	$ 5,497	$ 34,330	$ 14,959	$ 728	$114,916
S	–	–	–	–	–	–	–	–	–
D	–	–	–	–	–	98	–	–	98
E	–	–	–	–	–	–	–	–	–
F	–	–	–	–	–	–	–	–	–
Total Real Estate, Nonresidential Loans	$ 12,387	$ 20,951	$ 11,056	$ 15,008	$ 5,497	$ 34,428	$14,959	$ 728	$115,014
Commercial and industrial									
A, B, or C	$ 850	$ 1,008	$ 831	$ 263	$ 2,742	$ 39	$ 6,763	$ –	$ 12,496
S	–	–	–	–	–	–	–	–	–
D	–	–	–	–	–	–	–	–	–
E	–	–	–	–	–	–	–	–	–
F	–	–	–	–	–	–	–	–	–
Total Commercial and Industrial Loans	$ 850	$ 1,008	$ 831	$ 263	$ 2,742	$ 39	$ 6,763	$ –	$ 12,496
Consumer/Other Loans									
A, B, or C	$ 5,346	$ 1,417	$ 841	$ 439	$ 234	$ 304	$ 508	$ 52	$ 9,141
S	–	–	–	–	–	–	–	–	–
D	7	6	–	–	18	3	5	–	39
E	–	–	–	–	–	–	–	–	–
F	–	–	–	–	–	–	–	–	–
Total Consumer/Other Loans	$ 5,353	$ 1,423	$ 841	$ 439	$ 252	$ 307	$ 513	$ 52	$ 9,180

An analysis of the loan portfolio by loan grade, segregated by class of loans, as of December 31, 2022 is as follows (in thousands):

| | Loans With A Grade Of: | | | | | |
	A, B or C	S	D	E	F	Total
December 31, 2022:						
Real estate, residential	$ 66,490	$ 77	$ 822	$ 123	$ –	$ 67,512
Real estate, construction	30,115	–	2	29	–	30,146
Real estate, nonresidential	120,423	–	466	1,344	–	122,233
Commercial and industrial	10,497	–	–	–	–	10,497
Other	7,476	–	7	7	–	7,490
Total	$ 235,001	$ 77	$ 1,297	$ 1,503	$ –	$ 237,878

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated (in thousands):

| | CECL | | | Incurred Loss |
| | December 31, 2023 | | | December 31, 2022 |
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans	
Real estate, residential	$ 168	$ 45	$ 213	$ 90
Real estate, nonresidential	–	–	–	1,344
Other	–	–	–	7
Total	$ 168	$ 45	$ 213	$ 1,441

The Company recognized no interest income on nonaccrual loans during the year ended December 31, 2023.

The following table represents the accrued interest receivables written off by reversing interest income during the year ended December 31, 2023 (in thousands):

	For the Year Ended December 31, 2023
Real estate, residential	$ 1
Total loans	$ 1

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following table presents an analysis of collateral-dependent loans of the Company as of December 31, 2023 (in thousands):

	Residential Properties
Real estate, residential	$ 222
Total loans	$ 222

The following tables further disaggregates nonaccrual disclosures by amortized cost by class and vintage for term loans and by revolving and revolving converted to amortizing as of December 31, 2023 (in thousands). The Company defines vintage as the later of origination or restructure date.

	Term Loans								
	Amortized Cost Basis by Origination Year								
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
December 31, 2023:									
Real estate, residential	$ –	$ –	$ –	$ –	$ –	$ 213	$ –	$ –	$ 213
Real estate, construction	–	–	–	–	–	–	–	–	–
Real estate, nonresidential	–	–	–	–	–	–	–	–	–
Commercial and industrial	–	–	–	–	–	–	–	–	–
Consumer/Other	–	–	–	–	–	–	–	–	–
Total Loans on Nonaccrual	$ –	$ –	$ –	$ –	$ –	$ 213	$ –	$ –	$ 213

Impaired loans, which include loans classified as nonaccrual and TDRs, segregated by class of loans, as of December 31, 2022 were as follows (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2022:					
With no related allowance recorded:					
Real estate, residential	$ 525	$ 500	$ –	$ 533	$ 25
Real estate, construction	102	29	–	46	7
Real estate, nonresidential	363	243	–	273	–
Other	7	7	–	7	–
Total	997	779	–	859	32
With a related allowance recorded:					
Real estate, mortgage	57	49	40	50	–
Real estate, nonresidential	1,101	1,101	84	1,103	–
Total	1,158	1,150	124	1,153	–
Total by class of loans:					
Real estate, residential	525	500	–	533	25
Real estate, construction	159	78	40	96	7
Real estate, nonresidential	1,464	1,344	84	1,376	–
Other	7	7	–	7	–
Total	$ 2,155	$ 1,929	$ 124	$ 2,012	$ 32

The Company had no loan modifications made to borrowers experiencing financial difficulty as of December 31, 2023 and December 31, 2022.

The following tables show activity in the allowance for credit losses by portfolio class for the years ended December 31, 2023, 2022, and 2021 as well as the corresponding recorded investment in loans at the end of each period. Effective January 1, 2023, the Company adopted the provisions of ASC 326 (CECL) using a modified retrospective basis. The difference between the December 31, 2023 incurred allowance and the CECL allowance is reflected as a cumulative effect of change in accounting principle in the table below. For further discussion of the day one impact of the CECL adoption, refer to Note A.

The calculation of the allowance for credit losses under CECL is performed using two primary approaches: a collective approach for pools of loans that have similar risk characteristics using a loss rate analysis, and a specific reserve analysis for credits individually evaluated.

The following table summarizes the activity related to the allowance for credit losses on loans and leases and unfunded commitments for the year ended December 31, 2023 and the balances of loans and unfunded commitments, individually and collectively evaluated for credit losses, as of December 31, 2023 are as follows (in thousands):

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2023						
Allowance for credit losses on loans and leases						
Beginning balance	$ 1,018	$ 392	$ 1,535	$ 143	$ 250	$ 3,338
Cumulative effect of change in accounting principle	396	(58)	(215)	(84)	(49)	(10)
Charge-offs	–	–	(270)	–	(197)	(467)
Recoveries	–	9	20	467	111	607
Net provision for loan losses	(443)	(170)	737	(472)	104	(244)
Ending Balance	$ 971	$ 173	$ 1,807	$ 54	$ 219	$ 3,224
Reserve for unfunded lending commitments						
Beginning balance	$ –	$ –	$ –	$ –	$ –	$ –
Cumulative effect of change in accounting principle	4	30	5	15	18	72
Provision for losses on unfunded commitments	(2)	4	–	(5)	(14)	(17)
Ending balance-reserve for unfunded commitments	$ 2	$ 34	$ 5	$ 10	$ 4	$ 55
Total allowance for credit losses on loans and unfunded commitments	$ 973	$ 207	$ 1,812	$ 64	$ 223	$ 3,279
Allowance for credit losses on loans and leases						
Individually evaluated	$ 40	$ –	$ –	$ –	$ 21	$ 61
Collectively evaluated	931	173	1,807	54	198	3,163
Total allowance for credit losses on loans	$ 971	$ 173	$ 1,807	$ 54	$ 219	$ 3,224
Reserve for unfunded lending commitments						
Individually evaluated	$ –	$ –	$ –	$ –	$ –	$ –
Collectively evaluated	2	34	5	10	4	55
Reserve for unfunded lending commitments:	$ 2	$ 34	$ 5	$ 10	$ 4	$ 55
Total allowance for credit losses, December 31, 2023	$ 973	$ 207	$ 812	$ 64	$ 223	$ 3,279
Loans, December 31, 2023						
Individually evaluated	$ 958	$ 87	$ 98	$ –	$ 39	$ 1,182
Collectively evaluated	73,338	27,266	114,916	12,496	9,141	237,157
Total loans, December 31, 2023	$ 74,296	$ 27,353	$ 115,014	$ 12,496	$ 9,180	$238,339

Prior to the adoption of ASC 326 on January 1, 2023, the Company calculated the allowance for loan losses under the incurred loss methodology. The following tables are disclosures related to the allowance for loan losses in prior periods (in thousands).

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2022:						
Allowance for Loan Losses:						
Beginning Balance	$ 873	$ 351	$ 1,781	$ 228	$ 78	$ 3,311
Charge-offs	—	—	—	—	(240)	(240)
Recoveries	—	—	48	15	124	187
Provision	145	41	(294)	(100)	288	80
Ending Balance	$ 1,018	$ 392	$ 1,535	$ 143	$ 250	$ 3,338
Allowance for Loan Losses:						
Ending balance: individually evaluated for impairment	$ 145	$ —	$ 84	$ —	$ —	$ 229
Ending balance: collectively evaluated for impairment	$ 873	$ 392	$ 1,451	$ 143	$ 250	$ 3,109
Total Loans:						
Ending balance: individually evaluated for impairment	$ 945	$ 31	$ 1,811	$ —	$ 14	$ 2,801
Ending balance: collectively evaluated for impairment	$ 66,567	$ 30,115	$ 120,422	$ 10,497	$ 7,476	$ 235,077

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2021:						
Allowance for Loan Losses:						
Beginning Balance	$ 926	$ 433	$ 2,420	$ 493	$ 154	$ 4,426
Charge-offs	(2)	(2)	—	—	(286)	(290)
Recoveries	36	18	4,563	102	119	4,838
Provision	(87)	(98)	(5,202)	(367)	91	(5,663)
Ending Balance	$ 873	$ 351	$ 1,781	$ 228	$ 78	$ 3,311
Allowance for Loan Losses:						
Ending balance: individually evaluated for impairment	$ 75	$ 27	$ 40	$ —	$ —	$ 142
Ending balance: collectively evaluated for impairment	$ 798	$ 324	$ 1,741	$ 228	$ 78	$ 3,169
Total Loans:						
Ending balance: individually evaluated for impairment	$ 1,747	$ 211	$ 2,229	$ 48	$ 12	$ 4,247
Ending balance: collectively evaluated for impairment	$ 55,505	$ 26,980	$ 127,536	$ 15,834	$ 9,060	$ 234,915

The following table further disaggregates gross charge-off disclosures by amortized cost by credit quality indicator, class, and year of origination as of December 31, 2023 (in thousands). The Company defines vintage as the later of origination or restructure date.

| December 31, 2023: | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	Prior			
Real estate, nonresidential	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
A, B, or C	—	—	—	—	—	—	—	—	—
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	—	—	270	—	—	270
F	—	—	—	—	—	—	—	—	—
Total Real estate, nonresidential loans	$ —	$ —	$ —	$ —	$ —	$ 270	$ —	$ —	$ 270
Consumer/Other									
A, B, or C	$ 188	$ 5	$ —	$ —	$ —	$ —	$ —	$ —	$ 193
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	4	—	—	—	—	4
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 188	$ 5	$ —	$ 4	$ —	$ —	$ —	$ —	$ 197
Total Gross Loan Chargeoffs:	$ 188	$ 5	$ —	$ 4	$ —	$ 270	$ —	$ —	$ 467

NOTE D – BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are shown as follows (in thousands):

December 31,	Estimated Useful Lives	2023	2022
Land		$ 5,534	$ $5,554
Building	5 – 40 years	35,739	31,891
Furniture, fixtures, and equipment	3 – 10 years	10,474	16,585
Construction-in-progress		573	2,428
Totals, at cost		52,320	56,458
Less: Accumulated depreciation		32,850	37,959
Totals		$ 19,470	$ 18,499

Depreciation and amortization related to bank premises and equipment charged to noninterest expense was approximately $1,551,000, $1,664,000 and $1,681,000 for the years ended December 31, 2023, 2022, 2021, respectively.

During the year ended December 31, 2023, the Bank sold one tract of land for a gain of approximately $30,000. There were no land sales for the year ended December 31, 2022 or 2021.

NOTE E – OTHER REAL ESTATE:

The Company's other real estate consisted of the following as of December 31, 2023 and 2022 (in thousands except number of properties):

December 31,	2023		2022	
	Number of Properties	Balance	Number of Properties	Balance
Construction, land development and other land	1	$ –	2	$ 259
Total..	1	$ –	2	$ 259

NOTE F – DEPOSITS:

At December 31, 2023, the scheduled maturities of time deposits are as follows (in thousands):

2024	$ 21,681
2025	5,648
2026	952
2027	532
2028	1,082
Total......................	$ 29,895

Deposits held for related parties amounted to $5,079,055 and $3,962,941 at December 31, 2023 and 2022, respectively.

Overdrafts totaling $406,951 and $636,210 were reclassified as loans at December 31, 2023 and 2022, respectively.

NOTE G – FEDERAL FUNDS PURCHASED:

At December 31, 2023, the Company had facilities in place to purchase federal funds up to $30,500,000 under established credit arrangements.

NOTE H – BORROWINGS:

At December 31, 2023, the Company was able to borrow up to $6,751,647 from the Federal Reserve Bank Discount Window Primary Credit Program. The borrowing limit is based on the amount of collateral pledged, with certain loans from the Bank's portfolio serving as collateral. Borrowings bear interest at the primary credit rate, which is established periodically by the Federal Reserve Board, and have a maturity of one day. The primary credit rate was 5.50% at December 31, 2023. There was no outstanding balance at December 31, 2023 or 2022.

At December 31, 2023, the Company had $18,500,000 outstanding in advances under a $112,192,242 line of credit with the FHLB at a rate of 5.58% and a maturity date of January 5, 2024. New advances may subsequently be obtained based on the liquidity needs of the bank subsidiary. Advances are collateralized by a blanket floating lien on the Company's residential first mortgage loans. There were no outstanding advances at December 31, 2022.

NOTE I – INCOME TAXES:

Deferred taxes (or deferred charges) as of December 31, 2023 and 2022, included in other assets, were as follows (in thousands):

December 31,	2023	2022
Deferred tax assets:		
Allowance for loan losses	$ 695	$ 701
Employee benefit plans' liabilities	3,434	3,376
Unrealized loss on available for sale securities, charged from equity	8,341	10,029
Loss on credit impairment of securities	356	356
Earned retiree health benefits plan liability	1,074	1,126
General business and AMT credits	210	1,683
Other	344	610
Valuation allowance	(11,534)	(13,090)
Deferred tax assets	2,920	4,791
Deferred tax liabilities:		
Unearned retiree health benefits plan asset	395	470
Bank premises and equipment	1,759	1,870
Other	10	5
Deferred tax liabilities	2,164	2,345
Net deferred taxes	$ 756	$ 2,446

Income taxes consist of the following components (in thousands):

Years Ended December 31,	2023	2022	2021
Current	$ 410	$ 15	$ 6
Deferred:			
Federal	–	1,188	1,482
Change in valuation allowance	1,711	(3,634)	(1,482)
Total deferred	1,711	(2,446)	–
Totals	$ 2,121	$ (2,431)	$ 62

Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 21.0% for 2023, 2022 and 2021 to income before income taxes. The reasons for these differences are shown below (in thousands):

	2023		2022		2021	
	Tax	Rate	Tax	Rate	Tax	Rate
Taxes computed at statutory rate..........	$ 2,370	21%	$ 1,367	21%	$ 1,815	21%
Increase (decrease) resulting from:						
Tax-exempt interest income...............	(191)	(2)	(198)	(3)	(187)	(2)
Income from BOLI	(102)	(1)	(93)	(1)	(91)	(1)
Federal tax credits.............................	(1,416)	(12)	(45)	(1)	–	–
Other	(251)	(2)	172	2	6	–
Other changes in valuation allowance	1,711	15	(3,634)	(55)	(1,481)	(17)
Total income tax expense (benefit)......	$ 2,121	19%	$ (2,431)	(37)%	$ 62	1%

During 2023, the Company recorded current and deferred income tax expense of $410,000 and $1,711,000, respectively or a net income tax expense of $2,121,000. During 2022, the Company recorded current and deferred income tax expense (benefit) of $15,000 and $(2,446,000), respectively or a net income tax benefit of $2,431,000. During 2021 the Company recorded current and deferred income tax expense of $62,000 and $0, respectively.

On December 22, 2017, the President signed into law The Tax Cuts and Jobs Act (the "Act"). In addition to reducing U.S. corporate income tax rates from 34% to 21%, the Act repealed the alternative minimum tax ("AMT") regime for tax years beginning after December 31, 2017. For tax years beginning in 2018, 2019 and 2020, the AMT credit carryforward could be utilized to offset regular tax with any remaining AMT carryforwards eligible for a refund of 50%. Any remaining AMT credit carryforwards will become fully refundable beginning in the 2021 tax year. The Act also limits NOL usage to 80% of taxable income, which resulted in the Company recording income tax expense for 2021.

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the three-year period ended December 31, 2014, which is considered to be significant negative evidence.

The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of $8,140,000 as of December 31, 2014.

Based on the Company's projections, as of December 31, 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. Prior to that time, the Company had recorded a valuation allowance against its net deferred tax asset. As a result of the Company's projections, as of December 31, 2022, the Company recorded a net deferred tax asset of $2,446,000. As of December 31, 2023 the net deferred tax asset is $756,000.

The Company intends to maintain this valuation allowance until it determines it is more likely than not that the asset can be realized through current and future taxable income.

The Company has reviewed its income tax positions and specifically considered the recognition and measurement requirements of the benefits recorded in its financial statements for tax positions taken or expected to be taken in its tax returns. The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.

NOTE J – SHAREHOLDERS' EQUITY:

Shareholders' equity of the Company includes the undistributed earnings of the bank subsidiary. Dividends to the Company's shareholders can generally be paid only from dividends paid to the Company by its bank subsidiary. Consequently, dividends are dependent upon the earnings, capital needs, regulatory policies and statutory limitations affecting the bank subsidiary. Dividends paid by the bank subsidiary are subject to the written approval of the Commissioner of Banking and Consumer Finance of the State of Mississippi and the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2023, $31,934,846 of undistributed earnings of the bank subsidiary included in consolidated surplus and retained earnings was available for future distribution to the Company as dividends without regulatory approval.

On July 31, 2023, the Board approved the repurchase of up to $1,000,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 16,500 shares have been repurchased for $208,000 and retired through December 31, 2023. The repurchase plan expired on December 31, 2023.

On November 8, 2019, the Board approved the repurchase of up to 65,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 65,000 shares have been repurchased for $741,574 and retired through December 31, 2021. On April 28, 2021, the Board approved the repurchase of 200,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 200,000 shares have been repurchased for $3,381,000 and retired through December 31, 2021. There were no additional shares repurchased through December 31, 2022.

The Company and the bank subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the bank subsidiary and the Company are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2022, the most recent notification from the FDIC categorized the bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank subsidiary must have a Total risk-based capital ratio of 10.00% or greater, a Common equity tier 1 capital ratio of 6.50% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater and a Leverage capital ratio of 5.00% or greater. The Company must have a capital conservation buffer above these requirements of 2.50%. There are no conditions or events since that notification that Management believes have changed the bank subsidiary's category.

During the third quarter of 2023, the community bank leverage ratio (CBLR) framework was elected. The CBLR framework is an optional framework that is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. The framework provides a simple measure of capital adequacy for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act.

Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9.00% are considered to have satisfied the risk-based and leverage capital requirements in the generally applicable capital rule. In addition, these institutions are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The main components and requirements of the CBLR framework are as follows:

As of December 31, 2023, the bank subsidiary's community bank leverage ratio was 12.59%. The leverage ratio requirement is maintaining a leverage ratio greater than 9.00%.

The subsidiary bank's actual capital amounts, required minimum capital amounts and ratios, capital amounts and ratios to be well capitalized for 2022, are as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022:						
Total Capital (to Risk Weighted Assets).....	$ 101,221	21.18%	$ 38,239	8.00%	$ 47,799	10.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets).....................................	97,883	20.48%	21,510	4.50%	31,069	6.50%
Tier 1 Capital (to Risk Weighted Assets)....	97,883	20.48%	28,680	6.00%	38,239	8.00%
Tier 1 Capital (to Average Assets)..............	97,883	10.78%	36,328	4.00%	45,410	5.00%

NOTE K – OTHER INCOME AND EXPENSES:

Other income consisted of the following (in thousands):

Years Ended December 31,	2023	2022	2021
Other service charges, commissions, and fees................................	$ 104	$ 110	$ 129
Rentals...	461	375	364
Other..	32	286	93
Totals..	$ 597	$ 771	$ 586

Other expenses consisted of the following (in thousands):

Years Ended December 31,	2023	2022	2021
Advertising..	$ 399	$ 376	$ 377
Data processing	1,273	1,430	1,408
FDIC and state banking assessments...	479	429	415
Legal...	446	(130)	1,612
Accounting	536	386	318
Other real estate..	54	81	86
ATM expense	671	1,217	1,084
Trust expense..	593	501	347
Other...	1,897	1,564	1,529
Totals..	$ 6,348	$ 5,854	$ 7,176

NOTE L – FINANCIAL INSTRUMENTS WITH OFF–BALANCE–SHEET RISK:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and irrevocable letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the bank subsidiary has in particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and irrevocable letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the agreement. Irrevocable letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commitments and irrevocable letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluated each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on Management's credit evaluation of the customer. Collateral obtained varies but may include equipment, real property and inventory.

The Company generally grants loans to customers in its trade area.

At December 31, 2023 and 2022, the Company had outstanding irrevocable letters of credit aggregating $142,406 and $141,136, respectively. At December 31, 2022 and 2021, the Company had outstanding unused loan commitments aggregating approximately $40,080,000 and $48,920,000 respectively. Approximately $24,465,000 and $28,691,000 of outstanding commitments were at fixed rates and the remainder were at variable rates at December 31, 2023 and 2022, respectively.

NOTE M – CONTINGENCIES:

The Bank is involved in various legal matters and claims which are being defended and handled in the ordinary course of business. None of these matters are expected, in the opinion of Management, to have a material adverse effect upon the financial position or results of operations of the Company. However, the Company settled a lawsuit for $1,125,000 during 2021 after consulting with legal counsel in the long-term best interest of the Company. The Company received a recovery in the amount of $486,000 in 2022 related to the settlement recorded in 2021.

During the quarter ended June 30, 2023, a shareholder issued a letter to the Company and each of the directors of the Company demanding that they immediately commence litigation on behalf of the Company for an alleged breach by the Company's Board of Directors of its fiduciary duties in allegedly failing to properly oversee and supervise the management of the Company. During the quarter ended September 30, 2023, the Board of Directors of the Company established a Special Litigation Committee made up of three independent directors to investigate the allegations made in the letter. Rather than wait for the Special Litigation Committee to conclude its inquiry, the shareholder filed a Complaint against the Company and Directors, making the same allegations that appear in the demand letter. The Court stayed the lawsuit pending the Special Litigation Committee's inquiry. The Special Litigation Committee concluded that pursuing the claims is not in the Company's best interest, and the Company plans accordingly to file a motion to dismiss.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available and available insurance coverage, the Company's management believes that it has established appropriate legal reserves. If an accrual is not made, and there is at least a reasonable possibility that a loss or additional loss may have been incurred, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Any incremental liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, consolidated results of operations, or consolidated cash flows. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's consolidated financial position, consolidated results of operations, or consolidated cash flows.

As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur is not material.

NOTE N – CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION:

Peoples Financial Corporation began its operations September 30, 1985, when it acquired all the outstanding stock of The Peoples Bank, Biloxi, Mississippi. A condensed summary of its financial information is shown below.

CONDENSED BALANCE SHEETS (IN THOUSANDS):

December 31,	2023	2022
Assets		
Investments in subsidiaries, at underlying equity:		
Bank subsidiary	$ 68,672	$ 54,664
Nonbank subsidiary		
Cash in bank subsidiary	236	193
Other assets	375	337
Total assets	$ 69,283	$ 55,194
Liabilities and Shareholders' Equity:		
Other liabilities	$ –	$ –
Total liabilities		
Shareholders' equity	69,283	55,194
Total liabilities and shareholders' equity	$ 69,283	$ 55,194

CONDENSED STATEMENTS OF OPERATIONS (IN THOUSANDS):

Years Ended December 31,	2023	2022	2021
Income			
Distributed income of bank subsidiary	$ 3,268	$ 1,243	$ 4,610
Undistributed income of bank subsidiary	6,404	8,061	4,686
Other income	4	7	4
Total Income	9,676	9,311	9,300
Expenses			
Other	510	370	389
Total expenses	510	370	389
Net income (loss)	$ 9,166	$ 8,941	$ 8,911

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS):

Years Ended December 31,	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 9,166	$ 8,941	$ 8,911
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (income) of subsidiaries	(6,404)	(8,061)	(4,686)
Change in other assets	(38)	36	(1)
Net cash provided by operating activities	2,724	916	4,224
Cash flows from investing activities:			
Net cash provided by investing activities	–	–	–
Cash flows from financing activities:			
Stock repurchase	(208)	–	(3,381)
Dividends paid	(2,473)	(889)	(769)
Net cash used in financing activities	(2,681)	(889)	(4,150)
Net increase (decrease) in cash	43	27	74
Cash, beginning of year	193	166	92
Cash, end of year	$ 236	$ 193	$ 166

NOTE O – EMPLOYEE AND DIRECTOR BENEFIT PLANS:

The Company sponsors the Peoples Financial Corporation Employee Stock Ownership Plan ("ESOP"). Employees who are in a position requiring at least 1,000 hours of service during a plan year and who are 21 years of age are eligible to participate in the ESOP. The Plan included 401(k) provisions and the former Gulf National Bank Profit Sharing Plan. Effective January 1, 2001, the ESOP was amended to separate the 401(k) funds into the Peoples Financial Corporation 401(k) Profit Sharing Plan. The separation had no impact on the eligibility or benefits provided to participants of either plan. The 401(k) provides for a matching contribution of 75% of the amounts contributed by the employee (up to 6% of compensation). Contributions are determined by the Board of Directors and may be paid either in cash or Peoples Financial Corporation common stock. Total contributions to the plans charged to operating expense were $274,000 for 2023 and $260,000 for each of 2022 and 2021.

The ESOP was frozen to further contributions and eligibility effective January 1, 2019. The ESOP held 216,010, 214,961 and 222,891 allocated shares at December 31, 2023, 2022 and 2021, respectively.

The Company established an Executive Supplemental Income Plan and a Directors' Deferred Income Plan, which provide for pre-retirement and post-retirement benefits to certain key executives and directors. Benefits under the Executive Supplemental Income Plan are based upon the position and salary of the officer at retirement or death. Normal retirement benefits under the plan are equal to 67% of salary for the president and chief executive officer, 58% of salary for the executive vice president and 50% of salary for all other executive officers and are payable monthly over a period of fifteen years. Under the Directors' Deferred Income Plan, the directors are given an opportunity to defer receipt of their annual directors' fees until retirement from the board. For those who choose to participate, benefits are payable monthly for ten years beginning the first day of the month following the director's normal retirement date. The normal retirement date is the later of the normal retirement age (65) or separation of service Through December 31, 2021, interest on deferred fees accrued at an annual rate of 10%, compounded annually. Also through December 31, 2021, after payments commenced, interest accrued at an annual rate of 7.50%, compounded monthly. The Board amended the plan on November 23, 2021, providing that, effective January 1, 2022, on a prospective basis, interest on deferred fees shall accrue at an annual rate equal to the Chase Manhattan Bank Prime Rate as of December 31st of each year, compounded annually, before payments commence under the plan, and that after payments have commenced, interest will accrue on the account balance at an annual fixed rate equal to Chase Manhattan Bank Prime Rate as of the Director's separation from service, compounded monthly. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $18,404,490 and $17,969,670 at December 31, 2023 and 2022, respectively. The present value of accumulated benefits under these plans, using an interest rate of 3.50% at December 31, 2023 and 2022, respectively, and the interest ramp-up method has been accrued. The accrual amounted to $14,422,984 and $14,099,626 at December 31, 2023 and 2022, respectively, and is included in Employee and director benefit plans liabilities.

The Company also has additional plans for post-retirement benefits for certain key executives. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $3,115,923 and $2,288,322 at December 31, 2023 and 2022, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.50% at December 31, 2023 and 2022, respectively, and the projected unit cost method has been accrued. The accrual amounted to $1,593,985 and $1,646,068 at December 31, 2023 and 2022, respectively, and is included in Employee and director benefit plans liabilities.

Additionally, there are two endorsement split dollar policies, with the bank subsidiary as owner and beneficiary, which provide a guaranteed death benefit to the participants' beneficiaries. These contracts are carried at their cash surrender value, which amounted to $334,346 and $329,684 at December 31, 2023 and 2022, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.50% at December 31, 2023 and 2022, respectively, and the projected unit cost method has been accrued. The accrual amounted to $114,269 and $111,217 at December 31, 2023 and 2022, respectively, and is included in Employee and director benefit plans liabilities.

The Company has additional plans for post-retirement benefits for directors. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $188,851 and $180,559 at December 31, 2023 and 2022, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.50% at December 31, 2023 and 2022, respectively, and the projected unit cost method has been accrued. The accrual amounted to $218,853 and $219,540 at December 31, 2023 and 2022, respectively, and is included in Employee and director benefit plans liabilities.

The Company provides post-retirement health insurance to certain of its retired employees. Employees are eligible to participate in the retiree health plan if they retire from active service no earlier than age 60. In addition, the employee must have at least 25 continuous years of service with the Company immediately preceding retirement. However, any active employee who was at least age 65 as of January 1, 1995, does not have to meet the 25 years of service requirement. The Company reserves the right to modify, reduce or eliminate these health benefits. The Company has chosen to not offer this post-retirement benefit to individuals entering the employment of the Company after December 31, 2006. Employees who are eligible and enroll in the bank subsidiary's group medical and dental health care plans upon their retirement must enroll in Medicare Parts A, B and D when first eligible upon their retirement from the bank subsidiary. This results in the bank subsidiary's programs being secondary insurance coverage for retired employees and any dependent(s), if applicable, while Medicare Parts A and B will be their primary coverage, and Medicare Part D will be the sole and exclusive prescription drug benefit plan for retired employees.

The net postretirement benefit cost was as follows (in thousands):

For the Year Ended December 31,	2023	2022
Net Postretirement Benefit Cost	$ (191)	$ 118

The accumulated postretirement benefit obligation and the balance in accumulated other comprehensive income was as follows (in thousands):

December 31,	2023	2022
Accumulated Postretirement Benefit Obligation	$ 3,231	$ 3,121
Fair Value of Plan Assets	–	–
Unfunded Status	$ 3,231	$ 3,121
Balance in Accumulated Other Comprehensive Income	$ 1,881	$ 2,237

Amounts recognized in Accumulated Other Comprehensive Income were as follows (in thousands):

For the Year Ended December 31,	2023	2022
Net Gain	$ 1,518	$ 1,701
Prior Service Credit	363	537
Total	$ 1,881	$ 2,238

The prior service credit and net gain that will be recognized in accumulated other comprehensive income during 2024 is $395,680.

The following is a summary of the actuarial assumptions used to determine the accumulated postretirement benefit obligation:

December 31,	2023	2022
Equivalent APBO Single Discount Rate	5.00%	5.20%
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	8.35%	6.50%
Current Post 64 Health Care Trend Rate-Non Grandfathered	5.38%	6.50%
Current Post 64 Health Care Trend Rate-Grandfathered	7.23%	6.50%
Ultimate Health Care Trend Rate	4.59%	4.56%
Year Ultimate Trend Rate Reached	2042	2041

The following is a summary of the assumptions used to determine the net postretirement benefit cost:

January 1,	2023	2022
Equivalent APBO Single Discount Rate	5.20%	2.80%
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	8.64%	5.50%
Current Post 64 Health Care Trend Rate-Non Grandfathered	5.32%	5.50%
Current Post 64 Health Care Trend Rate-Grandfathered	7.35%	5.50%
Ultimate Health Care Trend Rate	4.59%	4.50%
Year Ultimate Trend Rate Reached	2042	2026

The following is a reconciliation of the accumulated postretirement benefit obligation, which is included in employee and director benefit plans liabilities (in thousands):

Reconciliation of Funded Status	Accumulated Postretirement Benefit Obligation	Fair Value of Plan Assets	Funded Status
December 31, 2022:	$ (3,121)	$ –	$ (3,121)
Service cost	(60)	–	(60)
Interest cost	(145)	–	(145)
Gains/(Losses)	39	–	39
Benefits paid	118	(118)	–
Participant contributions	(62)	62	–
Employer Contributions	–	56	56
December 31, 2023	$ (3,231)	$ –	$ (3,231)

The following is a reconciliation of the accumulated other comprehensive income (in thousands):

	Net Gain/Loss	Prior Service Cost/(Credit)	Accumulated Other Comprehensive Income
December 31, 2022:	$ (1,701)	$ (537)	$ (2,238)
Amortization payment	222	174	396
Liability (Gain)/Loss	(39)	–	(39)
December 31, 2023	$ (1,518)	$ (363)	$ (1,881)

The source of the liability gain/(loss) is based upon demographic experience during 2023, claims and retiree contributions, medical trend assumptions, and the change in the discount rate from 5.20% to 5.00%.

The following table displays the benefits expected to be paid from the plan during each of the next five fiscal years, and in aggregate for the five fiscal years thereafter (in thousands):

Fiscal 2024	$ 198
Fiscal 2025	222
Fiscal 2026	218
Fiscal 2027	257
Fiscal 2028-2032	252
Fiscal 2029-2033	$ 1,176

NOTE P – FAIR VALUE MEASUREMENTS AND DISCLOSURES:

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available for sale securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record other assets at fair value on a non-recurring basis, such as impaired loans, ORE and intangible assets. These non-recurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used to determine the fair value of financial assets and liabilities.

Cash and Due from Banks

The carrying amount shown as cash and due from banks approximates fair value.

Investments

The fair value of available for sale securities and held to maturity securities is based on quoted market prices. The Company's available for sale and held to maturity securities are reported at their amortized cost, and their estimated fair value, which is determined utilizing several sources, is disclosed in the financial statements and footnotes. The primary source is ICE Data Pricing and Reference Date, LLC ("ICE") which purchased Interactive Data Corporation ("IDC") but kept the IDC methodologies. Those methodologies include utilizing pricing models that vary based on asset class and include available trade, bid and other market information and whose methodology includes broker quotes, proprietary models and vast descriptive databases. Another source for determining fair value is matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark securities. The Company's available for sale securities and held to maturity securities for which fair value is determined through the use of such pricing models and matrix pricing are classified as Level 2 assets.

Other Investments

The carrying amount shown as other investments approximates fair value.

Federal Home Loan Bank Stock

The carrying amount shown as Federal Home Loan Bank Stock approximates fair value.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the remaining maturities. The cash flows considered in computing the fair value of such loans are segmented into categories relating to the nature of the contract and collateral based on contractual principal maturities. Appropriate adjustments are made to reflect probable credit losses. Cash flows have not been adjusted for such factors as prepayment risk or the effect of the maturity of balloon notes. The fair value of floating rate loans is estimated to be its carrying value. At each reporting period, the Company determines which loans are collateral dependent. Accordingly, the Company's collateral dependent loans are reported at their estimated fair value on a non-recurring basis. An allowance for each loan, which are generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals performed by third-party valuation specialists. Factors including the assumptions and techniques utilized by the appraiser are considered by Management. If the recorded investment in the collateral dependent loan exceeds the measure of fair value of the collateral, a valuation allowance is recorded as a component of the allowance for loan losses. Collateral dependent loans are non-recurring Level 3 assets.

Other Real Estate

In the course of lending operations, Management may determine that it is necessary to foreclose on the related collateral. Other real estate acquired through foreclosure is carried at fair value, less estimated costs to sell. The fair value of the collateral is based on appraisals performed by third-party valuation specialists or internally prepared valuations. Other real estate is a non-recurring Level 3 asset.

Cash Surrender Value of Life Insurance

The carrying amount of cash surrender value of bank-owned life insurance approximates fair value.

Intangible Asset

The carrying amount shown as intangible asset approximates fair value.

Deposits

The fair value of non-interest bearing demand and interest bearing savings and demand deposits is the amount reported in the financial statements. The fair value of time deposits is estimated by discounting the cash flows using current rates of time deposits with similar remaining maturities. The cash flows considered in computing the fair value of such deposits are based on contractual maturities, since approximately 98% of time deposits provide for automatic renewal at current interest rates.

Borrowings from Federal Home Loan Bank

The fair value of Federal Home Loan Bank ("FHLB") fixed rate borrowings is estimated using discounted cash flows based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of FHLB variable rate borrowings is estimated to be its carrying value.

The balances of available for sale securities, which are the only assets measured at fair value on a recurring basis, by level within the fair value hierarchy and by investment type, as of December 31, 2023 and 2022, were as follows (in thousands):

	Total		Level 1		Level 2		Level 3
				Fair Value Measurements Using			
December 31, 2023:							
U.S. Treasuries	$ 115,458	$	–	$	115,458	$	–
Mortgage-backed securities	47,785		–		47,785		–
Collateralized mortgage obligations	95,006		–		95,006		–
States and political subdivisions	81,228		–		81,228		–
Total	$ 339,477	$	–	$	339,477	$	–
December 31, 2022:							
U.S. Treasuries	$ 108,368	$	–	$	108,368	$	–
Mortgage-backed securities	56,439		–		56,439		–
Collateralized mortgage obligations	107,377		–		107,377		–
States and political subdivisions	77,984		–		77,984		–
Total	$ 350,168	$	–	$	350,168	$	–

Collateral dependent loans, which are measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2023 and 2022 were as follows (in thousands):

				Fair Value Measurements Using			
December 31:	Total		Level 1		Level 2		Level 3
2023	$ 6	$	–	$	–	$	6
2022	$ 1,026	$	–	$	–	$	1,026

Other real estate, which is measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2023 and 2022 are as follows (in thousands):

				Fair Value Measurements Using		
December 31:	Total		Level 1	Level 2		Level 3
2023	$ –	$	–	$	–	$ –
2022	$ 259	$	–	$	–	$ 259

The following table presents a summary of changes in the fair value of other real estate which is measured using Level 3 inputs (in thousands):

	2023		2022
Balance, beginning of year..................................	$ 259	$	1,891
Loans transferred to ORE	952		–
Sales	(1,114)		(1,477)
Write-downs...	(97)		(155)
Balance, end of year..	$ –	$	259

The carrying value and estimated fair value of financial instruments, by level within the fair value hierarchy, at December 31, 2023 and 2022 are as follows (in thousands):

	Carrying Amount	Fair Value Measurements Using			Total
		Level 1	Level 2	Level 3	
December 31, 2023:					
Financial Assets:					
Cash and due from banks	$ 22,794	$ 22,794	$ –	$ –	$ 22,794
Available for sale securities	339,477	–	339,477	–	339,477
Held to maturity securities	150,911	–	138,523	–	138,523
Other investments.............................	350	350	–	–	350
Federal Home Loan Bank stock	2,334	–	2,334	–	2,334
Loans, net...	235,115	–	–	221,896	221,896
Cash surrender value of life insurance	21,375	–	21,375	–	21,375
Intangible asset................................	538	–	–	538	538
Financial Liabilities:					
Deposits:					
Non-interest bearing.......................	174,933	174,933	–	–	174,933
Interest bearing	483,662	–	–	424,398	424,398
Time deposits.................................	29,895	–	–	28,939	28,939
Borrowings from Federal Home Loan Bank	18,500	–	18,500	–	–

	Carrying Amount	Fair Value Measurements Using			
		Level 1	Level 2	Level 3	Total
December 31, 2022:					
Financial Assets:					
Cash and due from banks	$ 32,836	$ 32,836	$ –	$ –	$ 32,836
Available for sale securities	350,168	–	350,168	–	350,168
Held to maturity securities	195,217	–	180,050	–	180,050
Other investments............................	350	350	–	–	350
Federal Home Loan Bank stock	2,175	–	2,175	–	2,175
Loans, net..	234,540	–	–	223,494	223,494
Cash surrender value of life insurance	20,768	–	20,768	–	20,768
Intangible asset...............................	600	–	–	600	600
Financial Liabilities:					
Deposits:					
Non-interest bearing......................	198,097	198,097	–	–	198,097
Interest bearing	546,565	–	–	458,433	458,433
Time deposits...............................	41,118	–	–	39,517	39,517
Borrowings from Federal Home Loan Bank	–	–	–	–	–

NOTE Q: ACQUISITION OF CORPORATE TRUST BUSINESS:

On March 17, 2022, the bank subsidiary signed a definitive agreement with Trustmark National Bank ("Trustmark") to acquire substantially all of the Trustmark's corporate trust business for a purchase price of $650,000. This book of business was added to the bank subsidiary's existing corporate trust portfolio in its Asset Management and Trust Services Department. The purchase was approved by the Federal Deposit Insurance Corporation and closed on August 15, 2022, during the third quarter of 2022.

NOTE R: SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the time of the filing of its Annual Report on Form 10K. As of the time of filing on March 20, 2024, there were no material, reportable subsequent events.

EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Shareholders of
Peoples Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of condition of Peoples Financial Corporation and Subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of their operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note A to the financial statements, the Company has changed its method of accounting for credit losses in 2023 due to the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion

on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loan portfolio totaled $238 million as of December 31, 2023, and the allowance for credit losses on loans was $3.2 million. The Company's unfunded loan commitments totaled $40 million, with an allowance for credit loss of $55,000. These amounts are included in the allowance for credit losses ("ACL"). As more fully described in Notes A and C to the Company's consolidated financial statements, the Company estimates its exposure to expected credit losses as of the statement of condition date, for existing financial instruments held at amortized cost, and off-balance sheet exposures, such as unfunded loan commitments, letters of credit and other financial guarantees that are not unconditionally cancellable by the Company. The Company measures expected credit losses of financial assets on a collective (pool) basis when the financial assets share similar risk characteristics.

We identified the valuation of the ACL as a critical audit matter as the determination of the ACL requires management to exercise significant judgment and could have a material impact on the Company's financial statements. Management must consider numerous subjective factors, including determining qualitative factors used to adjust the calculated allowance for credit losses, loan credit risk grading and identifying loans requiring individual evaluation among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ACL. As such, there is a high degree of auditor judgement and subjectivity, and significant audit effort was required in performing procedures in auditing the ACL.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls over the allowance for credit losses including

    o Completeness and accuracy of loan data including credit ratings and risk classification of loans,

    o Testing classifications of loans by loan segment,

    o Testing the identification of problem loans,

- Performing analysis of prepayment speeds used to calculate the weighted average remaining maturity,

- Evaluating the qualitative factors for completeness and reasonableness,

- Verification of historical net loss,

- Testing the accuracy of and validation of the ACL model,

- Testing the loan review function and evaluating the accuracy of loan credit ratings and reasonableness of specific reserves on individually evaluated loans, and

- Evaluating the disclosures in the consolidated financial statements.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2023. (Note: Partners of Postlethwaite & Netterville, APAC joined EisnerAmper LLP in 2023. Postlethwaite & Netterville, APAC had served as the Company's auditor since 2022 which is the year the engagement letter was signed for the audit of the 2023 financial statements).

EISNERAMPER LLP
Baton Rouge, Louisiana
March 20, 2024



WIPFLI

235 Peachtree Street, NE   404 588 4200
Suite 1800   wipfli.com
Atlanta, GA 30303

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Peoples Financial Corporation
Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of condition of Peoples Financial Corporation and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2022, and changes in shareholders' equity for the year ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of allowance for loan losses – reserves related to loans collectively evaluated for impairment

As described in Notes A and C to the financial statements, the Company's allowance for loan losses ("ALL") totaled $3,109,000 relating to loans collectively evaluated for impairment (general reserve). The Company estimated the general reserve using the historical loss method which utilizes historical loss rates of pools of loans with similar risk characteristics applied to the respective loan pool balances. These amounts are then adjusted for certain qualitative factors related to current economic and general conditions currently observed by management.

We identified the estimate of the general reserve portion of the ALL as a critical audit matter because auditing this portion of the ALL required significant auditor judgment and involved significant estimation uncertainty requiring industry knowledge and experience.

The primary audit procedures we performed to address this critical audit matter included:

- We tested the completeness and accuracy of the data used by management to calculate historical loss rates.

- We tested the completeness and accuracy of the data used by management in determining qualitative factor adjustments, including the reasonable and supportable factors, by agreeing them to internal and external information.

- We analyzed the qualitative factors in comparison to historical periods to evaluate the directional consistency in relation to the Company's loan portfolio and local economy.

We have served as the Company's auditor since 2006.

Wipfli LLP

Atlanta, Georgia
March 15, 2023

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Wipfli LLP ("Wipfli") had served as the independent registered public accounting firm for the Company since October 2019 following its acquisition of Porter Keadle Moore, LLC, a predecessor firm which had served as the independent registered public accounting firm for the Company since 2006. However, as announced on its Form 8-K Report filed on October 3, 2022, the Board of the Company, through its Audit Committee, conducted a competitive process to determine the Company's independent registered public accounting firm commencing with the Company's fiscal year ending December 31, 2023. The Audit Committee invited several independent registered public accounting firms to participate in this process, including Wipfli.

Following review of proposals from the independent registered public accounting firms that participated in the process, on September 28, 2022, upon recommendation from the Audit Committee, the Board of the Company approved the engagement of Postlethwaite & Netterville ("P&N") as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2023, which was ratified at the 2023 Annual Meeting.

Wipfli continued as the Company's independent registered public accounting firm for the year ended December 31, 2022. Wipfli's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2021 and 2022, there were: (i) no disagreements within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions between the Company and Wipfli on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or, procedure which, if not resolved to Wipfli's satisfaction, would have caused Wipfli to make reference in their reports; and (ii) no "reportable events" within the meaning of Item 604(a)(1)(v) of Regulation S-K.

The Company provided Wipfli a copy of the March 22, 2023 Form 8-K/A, as well as the September 28, 2022, Form 8-K it amended, prior to their filings with the Securities and Exchange Commission (the "Commission") and requested that Wipfli furnish it with a letter addressed to the SEC stating whether or not it agreed with the above statements in this Current Report. A copy of Wipfli's letter to the Commission is filed as Exhibit 16.1 on Form 8-K/A filed on March 22, 2023.

During the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through March 15, 2023, neither the Company nor anyone on its behalf consulted with P&N regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that P&N concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has since been notified P&N has combined with EisnerAmper LLP ("EisnerAmper") ("the Practice Combination"), and independent audits previously conducted by P&N will be conducted by EisnerAmper as a result of the Practice Combination. Therefore, P&N effectively resigned as the Company's independent registered public accounting firm and EisnerAmper, as the successor to P&N following the Practice Combination, will serve as the Company's independent registered public accounting firm. On December 6, 2023 the Company's Board of Directors approved the retention of EisnerAmper as the Company's independent registered public accounting firm. As of December 6, 2023, EisnerAmper was registered with the Public Company Accounting Oversight Board.

From the date of P&N's appointment as the Company's independent registered public accounting firm through December 6, 2023, there were no disagreements with P&N on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved by P&N's satisfaction, would have caused P&N to make reference to the subject matter of the disagreement in their reports on the company's consolidated financial statement for 2023. Additionally, during the interim periods through December 06, 2023, there were no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K. The Company provided P&N a copy of the December 6, 2023 Form 8-K prior to its filing with the Securities and Exchange Commission (the "Commission") and requested that P&N furnish it with a letter addressed to the SEC stating whether or not it agreed with the above statements in this Current Report. A copy of P&N's letter to the Commission is filed as Exhibit 16.1 on Form 8-K filed on December 6, 2023.

During the fiscal years ended December 31, 2021 and 2022 and interim periods through December 6, 2023, the Company did not consult with EisnerAmper on any matter that (i) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, in each case where a written report was provided or oral advice was provided that EisnerAmper concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL INFORMATION
(In thousands except per share data)

	2023	2022	2021	2020	2019
Balance Sheet Summary					
Total assets	$ 797,738	$ 861,639	$ 818,950	$ 668,019	$ 594,552
Available for sale securities	339,477	350,168	376,803	180,130	196,311
Held to maturity securities	150,911	195,217	110,208	75,688	52,231
Loans, net of unearned discount	235,115	237,878	239,162	278,421	268,949
Deposits	688,490	785,780	704,838	550,498	476,143
Borrowings from FHLB	18,500	–	889	969	3,526
Shareholders' equity	69,283	55,194	91,729	94,859	94,973
Summary of Operations					
Interest income	$ 32,629	$ 23,708	$ 20,292	$ 19,308	$ 20,928
Interest expense	6,155	2,158	830	1,581	3,246
Net interest income	26,474	21,550	19,462	17,727	17,682
Provision for (reduction of) loan losses	(272)	80	(5,663)	6,002	–
Net interest income after provision for loan losses	26,746	21,470	25,125	11,725	17,682
Non-interest income	6,894	6,895	6,470	7,251	6,367
Non-interest expense	22,353	21,855	22,622	21,534	22,202
Income (loss) before taxes	11,287	6,510	8,973	(2,558)	1,847
Income tax expense (benefit)	2,121	(2,431)	62	–	–
Net income (loss)	$ 9,166	$ 8,941	$ 8,911	$ (2,558)	$ 1,847
Per Share Data					
Basic and diluted earnings (loss) per share	$ 1.96	$ 1.91	$ 1.84	$ (0.52)	$ 0.37
Dividends per share	0.53	0.19	0.16	0.02	0.03
Book value	14.86	11.80	19.61	19.44	19.21
Weighted average number of shares	4,675,067	4,678,186	4,844,248	4,893,151	4,943,186
Selected Ratios					
Return on average assets	1.10%	1.06%	1.19%	(0.40%)	0.30%
Return on average equity	14.73%	12.17%	9.55%	(2.70%)	2.03%
Tier 1 Leverage Ratio	12.59%	10.78%	11.13%	14.07%	15.26%

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
CORPORATE INFORMATION AND MARKET INFORMATION

Corporate Information:

Mailing Address
P.O. Box 529
Biloxi, MS 39533-0529

Physical Address
152 Lameuse Street
Biloxi, MS 39530

Website
www.thepeoples.com

Corporate Stock
The common stock of Peoples Financial
Corporation is traded on the OTCQX Best
Market under the symbol: PFBX.

S.E.C. Form 10-K Requests
A copy of the Annual Report on Form 10-K,
as filed with the Securities and Exchange
Commission, may be obtained without charge
by directing a written request to:

Peoples Financial Corporation
Chief Financial Officer
P.O. Box 529, Biloxi, MS 39533-0529
investorrelations@thepeoples.com

Shareholder Information
For investor relations and general information about
Peoples Financial Corporation:

Investor Relations
The Peoples Bank, Biloxi, Mississippi
P.O. Box 529, Biloxi, MS 39533-0529
(228) 435-8205
investorrelations@thepeoples.com

For information about the common stock of Peoples
Financial Corporation, including dividend reinvestment
and other transfer agent inquiries:

Asset Management and Trust Services Department
The Peoples Bank, Biloxi, Mississippi
P.O. Box 1416, Biloxi, MS 39533-1416
(228) 435-8208
investorrelations@thepeoples.com

Independent Registered Public Accounting Firm
EiserAmper LLP

Market Information:

The Company's stock is traded on the OTCQX Best Market ("OTCQX") under the symbol PFBX. As of March 06, 2024, there were approximately 370 holders of the Company's common stock, which does not reflect persons or entities that hold our common stock in nominee or "street" name through various brokerage firms. At that date, the Company had 4,661,686 shares of common stock issued and outstanding.

The following is a summary of the high and low bid prices of our common stock for the periods indicated as reported by OTCQX. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year	Quarter	High	Low	Dividend Per Share
2023.............	1st	$ 15.25	$ 12.00	$ –
	2nd	13.95	13.00	0.12
	3rd	13.93	12.05	–
	4th	17.00	11.80	0.41
2022.............	1st	$ 17.75	$ 15.70	$ –
	2nd	16.30	15.25	0.09
	3rd	17.75	14.80	–
	4th	16.25	14.11	–

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
BRANCH LOCATIONS
The Peoples Bank, Biloxi, Mississippi

BILOXI BRANCHES

Main
152 Lameuse Street, Biloxi, MS 39530
(228) 435-5511

Asset Management and Trust Department
Personal and Corporate Trust Services
758 Vieux Marche, Biloxi, MS 39530
(228) 435-8208

Cedar Lake
1740 Popps Ferry Road, Biloxi, MS 39532
(228) 435-8688

West Biloxi
2560 Pass Road, Biloxi, MS 39531
(228) 435-8203

GULFPORT BRANCHES

Armed Forces Retirement Home
1800 Beach Drive, Gulfport, MS 39507
(228) 897-8724

Downtown Gulfport
1105 30th Avenue, Gulfport, MS 39501
(228) 897-8715

Handsboro
0412 E. Pass Road, Gulfport, MS 39507
(228) 897-8717

Orange Grove
12020 Highway 49 North, Gulfport, MS 39503
(228) 897-8718

OTHER BRANCHES

Bay St. Louis
408 Highway 90 East, Bay St. Louis, MS 39520
(228) 897-8710

Diamondhead
5429 West Aloha Drive, Diamondhead, MS 39525
(228) 897-8714

D'Iberville – St. Martin
10491 Lemoyne Blvd, D'Iberville, MS 39540
(228) 435-8202

Gautier
2609 Highway 90, Gautier, MS 39553
(228) 497-1766

Long Beach
298 Jeff Davis Avenue, Long Beach, MS 39560
(228) 897-8712

Ocean Springs
2015 Bienville Blvd., Ocean Springs, MS 39564
(228) 435-8204

Pass Christian
301 East Second Street, Pass Christian, MS 39571
(228) 897-8719

Saucier
17689 Second Street, Saucier, MS 39574
(228) 897-8716

Waveland
470 Highway 90, Waveland, MS 39576
(228) 467-7257

Wiggins
1312 S. Magnolia Drive, Wiggins, MS 39577
(228) 897-8722

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS
Peoples Financial Corporation

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Vice Chairman; Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice-President, Specialty Contractors & Associates, Inc.*
Paige Reed Riley	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*

EXECUTIVE OFFICERS
Peoples Financial Corporation

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President*
J. Patrick Wild	*First Vice-President*
A. Tanner Swetman	*Second Vice-President*
Christy N. Ireland	*Vice-President and Secretary*
Leslie B. Fulton	*Chief Financial Officer and Controller*

BOARD OF DIRECTORS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Liz Corso Joachim	*Vice Chairperson; President, Frank P. Corso, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice-President, Specialty Contractors & Associates, Inc.*
A. Wes Fulmer	*Executive Vice-President, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Paige Reed Riley	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*
A. Tanner Swetman	*Senior Vice-President, The Peoples Bank, Biloxi, Mississippi and Second Vice-President, Peoples Financial Corporation*
Teyona Davis	*Managing Attorney, Davis Law Group, PLLC*

EXECUTIVE OFFICERS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President and Chief Banking Officer*
Leslie B. Fulton	*Senior Vice-President and Cashier*
J. Patrick Wild	*Senior Vice-President and Chief Credit Officer*
A. Tanner Swetman	*Senior Vice-President and Chief Operating Officer*
Christy N. Ireland	*Senior Vice-President and Chief Risk Officer*